UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2010

On June 2, 2010, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 24, 2010 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press notice were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: June 2, 2010

NOTICE OF CONVOCATION OF

THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

GRAND PRINCE HOTEL NEW TAKANAWA, TOKYO, JAPAN

ON JUNE 24, 2010, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 2, 2010, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 2, 2010

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Satoshi Miura

President and Chief Executive Officer

NOTICE OF CONVOCATION OF

THE 25TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 25th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting right exercise form via mail or via electronic means, including the Internet, etc. You are requested to study the attached reference documents and exercise your voting rights by the end of business day (5:30 p.m.) on Wednesday, June 23, 2010. (The website is readable in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval of the resolutions on the enclosed voting right exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting right exercise form, and indicate your approval or disapproval of the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform operated by ICJ, Inc.

Particulars

1. Date and Time:	10:00 a.m. on Thursday, June 24, 2010

2. Venue:	International Convention Center PAMIR Grand Prince Hotel New Takanawa 13-1, Takanawa 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity, notes to consolidated financial statement and audit results of independent auditors and corporate auditors for the 25th fiscal year (from April 1, 2009 to March 31, 2010)

2.	Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statement of changes in shareholders’ equity and other net assets, and notes to non-consolidated financial statements for the 25th fiscal year (from April 1, 2009 to March 31, 2010)

Matters to be resolved

First Item	Distribution of Retained Earnings as Dividends

Second Item	Election of Twelve Directors

4. Other Matters Concerning the Convocation

(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:

1.	In the case of duplicate voting via mail, the votes on the re-issued voting right exercise form will be considered valid.

2.	In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.	In the case of duplicate voting done via both mail and the Internet, etc., the vote received last will be considered valid. If both votes are received on the same day, the votes placed via the Internet, etc. will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

(3) If you wish to exercise your voting rights in some other way, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”

3.	Any subsequent revisions to the reference documents for the Ordinary General Meeting of Shareholders or the business report, consolidated financial statements or non-consolidated financial statements will be posted on our website (http://www.ntt.co.jp/ir/).

BUSINESS REPORT

(For the Fiscal Year From April 1, 2009 to March 31, 2010)

[This report describes the conditions of the corporate group (NTT Group)

including Nippon Telegraph and Telephone Corporation (NTT).]

I.	Outline of Business of NTT Group

1. Business Progress and Results of NTT Group

(1) Overall Conditions

[1] Business Environment

During the consolidated fiscal year ended March 31, 2010, against the backdrop of an improvement in the global economy, particularly in Asia, and the effect of major economic stimulus programs, the Japanese economy showed signs of recovery in exports and production. However, the economic climate remained difficult, with capital investments decreasing substantially and the job market rapidly worsening due to a deterioration in corporate earnings.

In the information and telecommunications market, as the rollout of broadband and ubiquitous services rapidly progresses, optical access services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, services and handsets are becoming more diverse and advanced, and rates are being repeatedly reduced, giving rise to increasingly fierce competition. Many other dramatic changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new network-based businesses.

[2] Business Conditions

Under these difficult circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Fixed-Line Communications

NTT Group further expanded the coverage area for “FLET’S Hikari Next,” the next-generation network (NGN) commercial service, and enhanced services, including a high-speed service with a maximum download speed of 200Mbps in Eastern Japan. NTT Group also pursued initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of customer service by, among other things, reducing the lead time between a customer’s application and the start of FLET’S Hikari service, strengthening support services and expanding benefits offered to customers under its membership programs. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 13.25 million.

•	Mobile Communications

NTT Group introduced new services to support its customers’ lifestyles through mobile phones, including a new function for the “i-concier” activity support service that distributes information linked to the user’s location, and DOCOMO Keitai Sokin (mobile payment), a new mobile phone payment method. In addition, as part of its efforts to achieve further growth by increasing use of data communications, NTT Group revised billing plans and worked to enhance the content offerings for video and other services. As a result of these efforts, the number of mobile phone subscriptions reached 56.08 million, of which 53.20 million are FOMA service subscriptions (95% of all subscriptions).

•	Solutions

NTT Group worked to provide high value-added solutions according to customer industries and business categories by expanding its service line-up to include outsourcing and information security, complementing its construction and provision of customer systems. NTT Group also reorganized some of its business structures and sought to strengthen its sales capabilities, mainly through acquisitions of other service providers, to proactively meet the needs of customers and society.

•	Upper Layer Services

NTT Group took steps to enhance its services by, among other things, expanding the high-definition content available on “Hikari TV,” an IP Television (IPTV) service distributed over FLET’S Hikari. NTT Group also expanded the line-up of video services that are designed to take advantage of the capabilities of the NGN, including the launch of Digital Cinema, a service for the distribution of films to theaters using the NGN. NTT Group also worked to develop a new market for cloud computing services, which provides services through a network, including the launch of a full range of services covering everything from infrastructure to applications. Furthermore, through investments by the venture fund, NTT Investment Partners Fund, L.P., NTT Group sought to promote collaborations with business partners in a wide range of fields, particularly education.

•	Global Businesses

NTT Group moved forward with the expansion of overseas data centers and the acquisition of businesses, including a security service provider, in an effort to improve its line-up of solutions services and support services. In order to enhance the convenience and reliability of its networks, NTT Group strengthened its network through the acquisition of a submarine cable business and the expansion of the service area for international mobile phone roaming services. NTT Group also directed efforts toward the global expansion of its content distribution and other application services.

•	Research and Development

To expand the range of services that take advantage of the capabilities of the NGN, NTT Group engaged in R&D directed at the technical advancement of IPTV, Digital Signage, Digital Cinema and other video services, as well as cloud computing services. Furthermore, NTT Group engaged in R&D for commercialization of Home Information and Communication Technologies (Home ICT) and made efforts to develop technologies for mobile communication using LTE, the next-generation standard, which is scheduled for launch in December 2010. NTT Group also moved forward with R&D on advanced technologies that will support future businesses, including new encryption technologies, high-capacity optical transmission technologies, and quantum information processing.

•	CSR

NTT Group is working in concert to undertake corporate social responsibility (CSR), activities aimed at contributing to the sustainable development of society. In particular, as part of its “Green NTT” program, an environmental policy initiative encouraging the use of natural energy, NTT Group set up solar systems at three Group-owned facilities via NTT Green LLP, which was established through investments by individual NTT Group companies. This became the first environmental program in Japan established in the form of a corporate group limited liability partnership.

Operating revenues and net income for the fiscal year under review for NTT Group (on a consolidated basis), NTT, and its principal subsidiaries are as follows. The main initiatives and achievements of NTT and its principal subsidiaries are discussed in “(2) Review of NTT Group Operations.”

< Operating Revenues and Net Income of NTT Group (on a consolidated basis), NTT, and the principal subsidiaries >

	(billions of yen)
	NTT Group Consolidated	NTT	NTT East	NTT West	NTT Communications	NTT DATA (Consolidated)	NTT DOCOMO (Consolidated)
Operating Revenues	10,181.4	379.0	1,928.6	1,780.8	1,079.2	1,142.9	4,284.4
Change Year-on-Year	(234.9)	15.2	(24.3)	(43.4)	(47.9)	3.8	(163.6)
Percent Change	(2.3)%	4.2%	(1.2)%	(2.4)%	(4.3)%	0.3%	(3.7)%
Operating Expenses	9,063.7	165.4	1,881.0	1,762.3	981.7	1,061.2	3,450.2
Change Year-on-Year	(242.9)	(4.9)	(35.2)	(54.2)	(44.5)	20.7	(166.9)
Percent Change	(2.6)%	(2,9)%	(1.8)%	(3.0)%	(4.3)%	2.0%	(4.6)%
Operating Income	1,117.7	213.5	47.6	18.4	97.5	81.6	834.2
Change Year-on-Year	7.9	20.1	10.9	10.7	(3.3)	(16.8)	3.3
Percent Change	0.7%	10.4%	29.8%	137.9%	(3.3)%	(17.1)%	0.4%
Net Income	492.3	215.7	50.5	24.8	60.6	35.6	494.8
Change Year-on-Year	(46.4)	19.7	(27.0)	9.4	(28.3)	(12.6)	22.9
Percent Change	(8.6)%	10.1%	(34.8)%	60.9%	(31.9)%	(26.3)%	4.9%

Notes:	1.	In this business report, “NTT East” refers to Nippon Telegraph and Telephone East Corporation, “NTT West” to Nippon Telegraph and Telephone West Corporation, “NTT Communications” to NTT Communications Corporation, “NTT DATA” to NTT DATA Corporation, and “NTT DOCOMO” to NTT DoCoMo, Inc.

	2.	The consolidated financial statements of NTT Group and the consolidated financial statements of NTT DOCOMO were prepared in accordance with U.S. Generally Accepted Accounting Principles. The non-consolidated financial statements of NTT, NTT East, NTT West, and NTT Communications, and the consolidated financial statements of NTT DATA were prepared in accordance with Japanese Generally Accepted Accounting Principles.

	3.	With respect to amounts appearing in this business report, figures determined in accordance with Japanese accounting standards are rounded down to the nearest whole unit, and figures determined in accordance with U.S. accounting principles are rounded off to the nearest whole unit.

	4.	NTT Group consolidated net income indicates net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

	5.	Net income for NTT DOCOMO (consolidated) indicates net income attributable to NTT DOCOMO (excluding the portion attributable to noncontrolling interests).

(2)	Review of NTT Group Operations

Nippon Telegraph and Telephone Corporation

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company so that they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing the NGN in particular through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include the NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 18.3 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 1.3% from the previous fiscal year).

[2] Fundamental Research and Development Activities

NTT has conducted research and development on basic technologies to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and to contribute to the creation of a ubiquitous broadband society.

Commercialization of the results of research and development was carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, research and development that could contribute to solving social issues, and research on advanced technologies for the future.

•	Research and Development Contributing to Service Creation

Demand for Home ICT is expected to grow with the spread of broadband services and digital home electronics and NTT, together with partner companies, is using test bed environments to verify technologies and examine proposed business models in this field. NTT pursued advancements in IPTV and Digital Signage technology, and supported the commercialization of the newly launched Digital Cinema service, which utilizes highly-secure, high-quality distribution technologies developed in NTT’s laboratories. In addition, efforts were made in research and development aimed at realization of safe and secure cloud computing services.

With regard to its network platforms, NTT worked to improve the ease of maintenance and operability of the NGN in order to enhance the NGN’s functional capability and to achieve cost reductions. Research and development was also undertaken on optical access technologies, including technologies for expanding the coverage area of optical cabling for multi-unit dwellings and technologies for simplifying installation.

•	Global Deployment of Research Results

NTT also engaged in research and development efforts focused on three basic principles: “R&D for global operations”; “international standardization”; and “relationship-building.” Optical-related components that use NTT technologies, such as optical transmission devices and optical connectors, captured large market shares worldwide. Furthermore, the results of our research on high-speed optical access protocols were utilized for commercial services in Vietnam. In addition, NTT’s video-encryption technologies are used by overseas broadcasters, and were chosen as the codec for international transmissions at the Vancouver Olympics.

•	Research and Development Contributing to Solving Social Problems

To reduce the environmental burden resulting from the operation of NTT’s businesses, NTT engaged in research and development on CO2 reduction technologies, such as high-efficiency fuel cell batteries and high-voltage direct-current supply, which decreases electricity loss during supply, as well as research and development on optical packet routers, which are aimed at drastically reducing future network power consumption. In the healthcare field, NTT successfully developed a framework for collecting and sharing vital data, such as daily blood pressure and weight, across a network, to be utilized for remote health guidance.

•	Advanced Research

NTT has also conducted research and development activities on advanced technologies that will support NTT Group’s continuous development. These efforts include research and development on new encryption technologies and efforts to verify the safety of existing encryption methodologies. As a result of these efforts, NTT achieved a world record in prime factor decomposition, which is one of the principal underpinnings of public-key encryption. In optical transmission technologies, NTT succeeded in achieving 69 Tbps transmission, the world record for a single optical fiber cable. In the field of quantum information processing, NTT became the first in the world to succeed in performing multi-function basic calculations, which are necessary for creating a quantum computer, using only a single qubit. In addition, with the goal of achieving more natural communication environments, NTT engaged in research to understand the structure in the brain for controlling and processing signals.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 134.0 billion yen (an increase of 1.4% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.0% from the previous fiscal year) as compensation for these research and development activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders’ meeting of each group company in the fiscal year ended March 31, 2010, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2009) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 217.8 billion yen in dividends (an increase of 9.4% from the previous fiscal year).

NTT East and NTT West

NTT East and NTT West worked to build solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and continued their efforts to raise the efficiency of their business operations. Their main activities are discussed below.

[1] Fiber-Optic and IP Services

Expansion of NGN Service Areas

•	The areas in which the FLET’S Hikari Next service is offered were expanded.

-	NTT East: The service area was expanded to almost all service areas of FLET’S Hikari.

-	NTT West: The service area was expanded to about 80% of the service areas of FLET’S Hikari.

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description
FLET’S Hikari Next Family High-Speed Type FLET’S Hikari Next Mansion High-Speed Type (NTT East)	FLET’S Hikari Next Family Type, tailored for single-unit dwellings, and FLET’S Hikari Next Mansion Type, tailored for multi-unit dwellings; both services are offered at the same rates and with a maximum downlink speed that has increased from 100Mbps to 200Mbps.
FLET’S TEREBI Building-wide Subscription Plan (NTT East)	A service where terrestrial, BS broadcasts and other broadcasts can be watched by all residents in a multi-unit dwelling whose owner subscribes to NTT East’s FLET’S Hikari Next, FLET’S TEREBI Transmission Service, and the broadcasting service Opticast Facility Usage Service offered by OptiCast Inc.
Flat-rate Intragroup Calling for Hikari Denwa Office Type and other services (NTT East/NTT West)	A service where calls can be made at a flat rate within a group by registering a Hikari Denwa Office Type account or a Hikari Denwa account as a group in addition to a separate Hikari Denwa Office Type account under the same subscriber’s name.
Hikari Denwa Office A (Ace) (NTT East/NTT West)	An optical IP telephone service which is compatible with FLET’S Hikari Next and is tailored to large offices was newly launched as an addition to the existing Hikari Denwa and Hikari Denwa Office Type.
FLET’S Software Delivery Service (NTT East/NTT West)	A service where software companies can distribute packaged software to users via FLET’S Hikari and other networks.
FLET’S MATOMETE SHIHARAI (NTT East/NTT West)	A service where NTT would bill and collect fee-based information service charges for software companies that use FLET’S Software Delivery Service and FLET’S Cast.
Business Service Failure Notification (NTT East)	A service where an e-mail notification is sent to the subscribers of Business Ether, a wide-area Ethernet service, at the time of a line failure.
Line ID of subscriber notification service, an additional service for FLET’S Cast (NTT East/NTT West)	A service that would achieve enhanced security for FLET’S Hikari Next subscribers, whereby the subscriber discloses an agreed FLET’S ID number to service providers and the service providers use the FLET’S ID number for authentication.
Hikari LINK series (NTT East/NTT West)	The living-room PC Hikari BOX was launched as the second product in the series. The PC Hikari BOX provides customers who did not previously use the internet with a broadband-based life style through their household TVs using FLET’S HIKARI or other services.
PURE CINEMA (NTT SMARTCONNECT)	A Digital Cinema service under which a data center at NTT SMARTCONNECT Corporation, a wholly owned subsidiary of NTT West, and theaters with digital screens are connected via the NGN to enable safe and secure distribution of high quality videos to theaters.

Major Collaborative Projects with Other Businesses Entered into in the Fiscal Year Under Review

Business Partner	Description
Three regional cable TV companies (NTT East)

•        Through a collaboration with CATV Yamagata KK in Yamagata Prefecture, a service utilizing FLET’S Hikari Next was launched.

•        Through a collaboration with New Digital Cable Corporation in Miyagi Prefecture, a service utilizing FLET’S Hikari Next was launched.

•        An agreement was reached on collaboration for future services with Siogama Cable TV Co., Ltd. in Miyagi Prefecture.

OBIC BUSINESS CONSULTANTS CO., LTD. (NTT East)	Obic Business Consultants’ packaged business software Bugyo Series and NTT East’s FLET’S Hikari and FLET’S VPN were combined and the new service Bugyo on FLET’S was launched.
Ricoh Company, Ltd. Fuji Xerox Co., Ltd. (NTT East)	Due to the increase in office information and communications technologies (ICT) devices such as network-compatible all-in-one machines, an agreement was reached to build a one-stop system covering sales to customer support of networks and office ICT equipment. The new system draws on the strengths of each of the companies with the aim of providing greater customer convenience.
Sharp Corporation Sharp-Engineering Corporation 6 NTT WEST HOMETECHNO companies (NTT West)	Due to the increase in network-compatible home information electronics, a cooperative framework was built to provide one-stop customer support during home information appliance breakdowns or other problems, with the goal of enhancing customer convenience.
Synergy Marketing Inc. (NTT West)	Synergy! on FLET’S was launched. Synergy! on FLET’S provides Synergy!, a SaaS-type comprehensive customer management system from Synergy Marketing, on NTT West’s regional IP network.

[2] Improving Customer Service

•

NTT East and NTT West continued to work on reducing the time it takes for customers to start receiving optical access services by expanding optical cabling for multi-unit dwellings, providing immediate determination of installation work dates, and carrying out remote installation. (NTT East/NTT West)

•	Subscriptions to Remote Support Service, which provides one-stop support for customers experiencing broadband service problems, exceeded 2.10 million. (NTT East/NTT West)

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
FLET’S Hikari Members Club (NTT East)	A membership program designed to enhance customer satisfaction through improved CRM was launched for FLET’S Hikari subscribers.
Office Net Omakase Support (NTT West)	A total support service was launched for small- and mid-size businesses with FLET’S Hikari subscriptions, covering regular inspections of LAN wiring, LAN-connected network devices and computers, and troubleshooting for router and other equipment failure.

[3] Review of Business Operating Structures

•

The 113 Centers for taking calls for repair requests and the sites for interconnection operations with other businesses were each consolidated to promote efficiency in the business operating structure. (NTT East)

•

Order processing time for FLET’S Hikari subscriptions was successfully shortened by actively reviewing operations and workflows, including those of installation companies, and improving systems. (NTT East/NTT West)

[4] Business Improvement Order Issued by the Minister of Internal Affairs and Communications

Following the discovery that an employee at an NTT West Group unit improperly provided information on customers of other businesses to certain sales agencies, NTT West received a business practice improvement order on February 4, 2010 under the Telecommunications Business Act, Article 29 from the Minister of Internal Affairs and Communications. On February 26, 2010, NTT West submitted a business practice improvement plan to the Minister of Internal Affairs and Communications. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and other affected parties.

        NTT West solemnly accepts the business practice improvement order and will ensure the implementation of the business practice improvement plan. In addition, NTT East, which is also in a position to handle information on customers of other businesses, will endeavor to thoroughly strengthen its information management. To bolster these efforts, in April 2010 both companies formed an Information Security Department, which is tasked with drafting company-wide policies on information security, improving related structures and rules, and planning, implementing and inspecting security measures so that group-wide and uniform efforts on information security are carried out at the two companies and their group subsidiary units. NTT Group is committed to continue striving to restore trust through its concerted efforts.

NTT Communications

NTT Communications Corporation (NTT Communications), as an “ICT Solution Partner” that provides corporate customers with solutions for their management issues, expanded its consulting business, and offered high value-added solutions tailored to customer needs. For individual customers, NTT Communications also provided attractive services tailored to diverse lifestyles and customer requests under the “CreativE-Life for Everyone” brand. NTT Communications’ main activities were as follows.

[1] Development of Services for Corporate Customers

The corporate business environment is rapidly changing and companies are consolidating their core business activities to increase their competitiveness and improve their ability to respond to changes in the business environment in a flexible manner. In this market environment, NTT Communications took measures to establish globally competitive operations and provide integrated and high value-added solutions tailored to customers’ business categories and formats to help solve customer management issues, particularly in areas of high demand, such as outsourcing and information security.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY	This service brand was launched based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime.” BizCITY provides a business environment equipped with mobile networks, system outsourcing and cloud computing services.
Biz Hosting Enterprise	A virtual hosting service for corporate users, which can be used as the base of a backbone system that integrates not only highly reliable data centers, stable communications facilities and high security services but also advances virtual server technologies.
Biz Hosting Global	A cloud computing-type virtual hosting service to be offered at overseas data centers.
Biz Mail	A cloud computing-type e-mail service, which offers high security functions with high-quality management and maintenance capabilities, and that can store data up to 10GB.
Biz Storage	A high-capacity storage service that enables use of the file server function in a highly safe VPN environment offered as a high-quality and affordable cloud computing-based service.
Biz Marketing	Services (Visionalist, Smart Recommend, Mobile Web) that strengthen points of customer contact on demand by making customer access logs visually available and enable businesses to optimize marketing efforts directed towards individual customers.
Group-Ether	A low-cost, entry-type wide-area Ethernet service that uses the broadband network (FLET’S services) offered by NTT East and NTT West.
Burst Ether Access	A service for subscribers of the corporate VPN services Arcstar IP-VPN and e-VLAN and the corporate Internet connection service Business OCN, that secures certain bandwidths and enables use of transmission speeds up to the physical interface speed (10Mbps/100Mbps) when data volumes suddenly and temporarily increase.
Video Conference Connection Service	A service that offers a package of highly reliable VPN services (Arcstar IP-VPN and e-VLAN) and multi-location connection equipment, which are necessary for video-conferencing across multiple sites.

Verification Testing of the Basic Service Framework for Realizing New Cloud Computing

Verification testing was carried out for the Setten service platform, which will realize a new type of cloud computing framework that enables use of necessary functions anytime, anywhere, regardless of the connection environment, and offers high-quality, highly reliable and high value-added services, ranging from networks to applications.

[2] Development of Global Business

In response to the demands of Japanese and multinational corporations for seamless and high-quality services in Japan and other countries, NTT Communications worked to provide high value-added total ICT solutions that combine network integration with data center, security, and server management services.

Main Activities during the Fiscal Year Under Review

•	Network expansion

-	Pacific Crossing Limited, which owns the Japan-U.S. submarine cable PC-1, was acquired to further improve the reliability of infrastructure between Japan and the U.S.

-	Efforts were made to increase network (IP backbone) capacity for speedy and stable distribution of Internet data worldwide; achieved a cable capacity of 300Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

•	Business site development

-	To support business development by customers, in Russia, a branch of local subsidiary NTT Communications Russia LLC, was established in St. Petersburg.

-	In India, the Neemrana branch of a local subsidiary, NTT Communications India Private Ltd., was established.

-	In the Philippines, a local subsidiary, NTT Communications Philippines Corporation, was established.

-	In Belgium, the Brussels branch of a European subsidiary, NTT EUROPE LTD., was established.

-	In China, the Wuhan office of a local subsidiary, NTT Communications China Co., Ltd., was established.

•	Expansion of data centers

-	In Vietnam, the joint venture between NTT Communications Corporation and the Vietnam Posts and Telecommunications Group established a data center in Hanoi and began offering service.

-	In the U.S., a local subsidiary, NTT America, Inc., set up a data center in Santa Clara, California, for service enhancement.

•	Stronger security service structure

-	Responding to requests from customers operating globally for a wide range of security services, the German firm Integralis AG, a global leader in the security business, was acquired to bolster the framework for provision of services.

[3] Development of Services for Individual Customers

With respect to telephone services, NTT Communications continued to respond to its customers’ diverse demands through services such as PL@TINUM LINE, while providing new services in the upper-layer services field, such as OCN, that are customized for diverse lifestyles.

Main Activities during the Fiscal Year under Review

•	Expansion of OCN services

-	OCN Mobile Access FOMA that can be used with NTT DOCOMO’s flat-rate data plans and other services were added to address the needs of mobile users.

-	OCN Kids Care was launched to support an environment where both children and parents can use the Internet with a sense of security; not only are harmful websites blocked when children use personal computers but caregivers are also able to confirm usage status through mobile phones.

-	Efforts were directed at improving convenience by enabling customers to seamlessly use OCN e-mail, blog and other services with a single login, increasing capacity of e-mail service and adding linked functions for maps and scheduler, etc.

•	Enhancement of other upper-layer services

-	Efforts were made to further increase use of the 050 Anshin (Safe) Number service, by proposing a new way of using the service under the name Wan Nyan Ber where pet dogs and cats wear pet tags with a 050 number on them so that the owners can be contacted when their pets get lost.

-	Hikari TV subscriptions exceeded 1 million as a result of efforts made to expand the service area of IP retransmission of terrestrial digital broadcasts and enrichment of high-definition content.

NTT DATA

NTT DATA Corporation (NTT DATA) made efforts to “achieve quantitative expansion through quality” and, in order to achieve sustainable business development and increase corporate value, NTT DATA worked to pursue the primary strategies of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a “Leading-edge innovator.” NTT DATA’s main activities are discussed below.

[1] Management Policies

Strengthening of Service-Provision Capability

•

In the latest version of “CMMI,” the guidelines for process improvement in organizations in charge of system development, the organizations within NTT DATA responsible for system building and service provision in the national security field achieved Capability Level 5, the highest level.

•

A trial run for “24-hour development,” which aims to reduce development time by making effective use of the time differences among overseas branches so that software development and other development can be carried out on an around-the-clock basis, was performed between Japan and Germany and between Japan and India.

Group Business Enhancement and Expansion

•	Enhancement of overseas SAP consulting and support.

-	Through its German subsidiary itelligence AG, NTT DATA purchased 2B Interactive B.V. of Holland, and ADELANTE S.A.S. (currently itelligence France S.A.S.) of France.

-

Through its Singapore subsidiary NTT DATA Asia Pacific Pte. Ltd., NTT DATA purchased the Australian firm Extend Technologies Group Holdings Ltd and agreed to acquire the Malaysian firm Business Formula (M) Sdn Bhd.

-

To deploy cloud computing businesses aimed at domestic Chinese financial institutions, NTT DATA jointly established Yucheng Lian Rong Data Technologies Limited with Yucheng Technologies Limited, which holds the top share in Internet banking in China, thereby establishing a foothold in the Chinese financial market.

•	NTT DATA acquired NJK Corporation in order to build a firmer operating base for its software development businesses.

•	In order to enhance service capabilities, expand the scale of group businesses, and create further synergies, the seventeen group companies were reorganized and consolidated into six.

Environment-Oriented Management

•

With the goal of reducing the environmental burden within the NTT DATA group as well as reducing the overall environmental burden to society arising from the businesses conducted by its subsidiaries, NTT DATA primarily through its Environmental Management Planning and Administration Office, established the three medium-to-long term goals of “Green by NTT DATA Group,” “Green of NTT DATA Group” and “NTT DATA Group on the Earth.”

•

The electric vehicle battery-charging infrastructure service trial project, which is part of the FY2009 Project for Spread of the Electric Car and Preparation of the Necessary Environment being conducted by the Ministry of Economy, Trade and Industry (METI)’s Agency for Natural Resources and Energy, was implemented through collaboration among 25 businesses and local governments.

•

Concerning the Green Data Center®, a service that reduces NTT’s environmental burden and energy consumption, NTT DATA and NTT Facilities won the Minister of METI Award in the Green IT Awards 2009 (sponsored by the Green IT Promotion Council).

In addition to the foregoing, with the goal of efficiently increasing the capabilities of the NTT DATA group and responding flexibly to the needs of customers and society, NTT DATA reorganized its business structure, consolidating multiple business organizations into three companies.

•	Public & Financial Company

Business group providing IT services for sectors supporting social infrastructure, including public administration, healthcare, finance and financial settlements.

•	Global IT Services Company

Business group that provides global IT services that support such business activities as manufacturing, distribution, services, media, communications and other business activities.

•	Solutions & Technology Company

Business group that offers platforms and solutions that support cutting-edge IT services.

[2] Status of Business Activity Measures

Public Administration Sector

•	Nippon Automated Cargo and Port Consolidated System, Inc. launched “next-generation Air Nippon Automated Cargo Clearance System (Air-NAACS),” which was developed by NTT DATA.

•

Received an order from the Ministry of Land, Infrastructure, Transport and Tourism for “design and development of the next-generation electronic information processing system for automobile registration and inspection.”

Financial Sector

•	Received an order from Japan Post Bank Co., Ltd., for, among other things, the “procurement of its next-generation business system.”

•	The Bank of Yokohama, Ltd., commenced use of the “Shared System for the Three Banks” created for three regional banks, as the first user.

•

Carried out system improvements in large-scale projects, including the consolidation of mainframe systems at Shinkin Banks’ Shinkin Shared System Center, and updated The JA Bank’s online credit system, JASTEM.

Industrial Sector

•

As a business company to promote Bizò (Biz Integral), a next-generation solution, NTT DATA formed NTT DATA BIZ Integral Corporation in collaboration with NTT DATA Intramart Corporation, NTT DATA Systems Corporation, Information Technology System Co., Ltd., WingArc Technologies, Inc. and Toyo Business Engineering Corporation.

•

Received an order from the Osaka Stock Exchange Co., Ltd. for the development and operation of a next-generation derivative-trading system, adopting a software package from the Swedish firm NASDAQ OMX Group, Inc. (Sweden).

•

Using the know-how developed in projects for International Financial Reporting Standards (IFRS) compliance in Europe and elsewhere, NTT DATA launched a comprehensive service to provide support for IFRS compliance for Japanese corporations, covering everything from conceptualization to establishment, operational reform, system construction and training.

Cross-Sectoral Efforts

NTT DATA began providing comprehensive cloud computing solutions, covering everything from infrastructure to applications, offering “optimized consulting services” and “migration services (such as a transfer service for a customer’s current system assets).”

NTT DOCOMO

NTT DOCOMO, Inc. (NTT DOCOMO) reorganized its business, with “innovation and challenge” as its basic policy. With the aim of increasing its income, NTT DOCOMO provided a range of services in response to the varied needs of its customers that have resulted in expanded data communication use.

[1] Enhancement of Service

Main Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Otayori-Photo service	A service launched to enable users to remotely display pictures in a digital photo frame (Otayori Photo Panel) by simply sending e-mails with photo attachments from their mobile handsets and PCs.
DOCOMO mobile remittance service	A service launched to enable customers to remit payments simply by designating the mobile phone number of the recipients, without having to open a bank account or register in advance.
Enhancement of i-concier	The activity support service i-concier became compatible with auto GPS, enabling distribution of information linked to the location of the user and the user’s time parameters, such as the Last-Train Alarm, by carrying out regular GPS measurement.
MyArea	A service launched that enables users to use stable high-speed packet communications and a stay-at-home confirmation function linked to information in the area, by setting up a femtocell small base station at the user’s home, creating an exclusive FOMA area for the customer’s home.

Main Customer After-Sales Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Receive Anywhere Service for Repaired Mobile Phones	A service launched for DOCOMO Premier Club members that enables FOMA phones that were dropped off for repair to be picked up at a designated DOCOMO shop or any desired location (in Japan).
Mobile Phone Checking Service	A service launched so that mobile phones being used by subscribers are inspected for breakage, deterioration and communication performance and are cleaned by a specialized support staff.
Enhancement of Battery Pack Anshin Support	For the Battery Pack Anshin Support service offered to DOCOMO Premier Club members, in addition to the Battery Pack already offered, a Supplementary Recharging Adapter 01 was added to the line-up.

[2] Expansion of Data Communication Use

•	Fees were revised so that the rate for packet flat-rate service “Pake-hodai double” starts at 390 yen (including tax) per month.

•

Fees were revised so that the rate for packet flat-fee service for smart phones, “Biz-hodai double,” starts at 390 yen (including tax) per month. Moreover, it was decided that for users who use both i-mode compatible FOMA phones and smart phones, “Biz-hodai double” would be integrated into “Pake-hodai double” starting April 1, 2010.

•	Through collaboration with content providers, including BeeTV®, the content offerings of DOCOMO Doga were expanded.

•	In PC data communications, strategic measures were taken to increase sales, including introduction of a user-friendly fee structure and enhancement of the product line-up.

[3] Enhancement of Charge Services

Main Charge Services Launched in the Fiscal Year Under Review

Service	Description
Mail Tsukai Hodai (“all-you-can-use mail”)

A new rate plan launched to enable users to use i-mode e-mail domestically free of charge, regardless of who the e-mail sender/recipient is or whether photos or videos are attached (fees are charged when e-mailing abroad and when e-mailing with mova using the Dual Network service)

Type Simple Student Discount

A rate plan for student customers which starts the basic use charge for Type Simple at 390 yen per month for three years (including tax, when customers have subscriptions to Fami Wari MAX50 or Hitoridemo Wari 50 in addition to Type Simple Value). (Campaign period: February 1, 2010 to May 31, 2010)

[4] Reinforcement of Handset Line-up

Main Products Launched in the Fiscal Year Under Review

Series	Description
docomo STYLE series

Fashionable mobile phones from which every customer can surely find their own style to suit his or her particular preference. The highly fashionable STYLE series features a wide range of designs and colors.

Launched 17 models; including F-02B, SH-02B, N-01B, P-02B and others.

docomo PRIME series

Next-generation entertainment mobile phones that are ahead of their time for total enjoyment. The PRIME series features enhanced entertainment functions such as videos and games.

Launched 11 models, including SH-01B, P-01B, N-02B, F-04B and others.

docomo SMART series

Intelligent mobile phones for managing both the professional and private lives of adults. The SMART series is intended for adults who want to maintain balance between their professional and private lives.

Launched 4 models: N-09A, P-09A, F-03B and P-03B.

docomo PRO series

Digital master mobile phones equipped with state-of-the-art technologies. The PRO series handsets are digital tools with advanced technologies.

Launched 5 models: T-01A, SH-07A, HT-03A, SH-03B and SC-01B. HT-03A was launched as the first model in Japan operating on “Android,” Google’s platform software for mobile.

Raku-Raku PHONE series

Raku-Raku Phone 6, which is the first water-proof phone in the Raku-Raku PHONE series and which is rinsible if dirty, and Raku Raku Phone Basic II, which lets users easily take beautiful pictures with “Omakase Camera,” were released.

[5] Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services are available was as follows:

Voice and short message services:	207
Packet communications services:	156
Video phone services:	50

•

To provide greater convenience to subscribers using international roaming services, the “Overseas GPS” function was launched, enabling the overseas use of such functions as confirmation of current position on a map, navigation showing the route to a destination, and search of local information.

•

In an effort to provide greater support, the number of locations providing customer support overseas was increased to 13; support includes providing free handset charging services and responding to inquiries regarding use and operation of handsets overseas.

Establishment of an Overseas Business Base

•

With the goal of conducting more efficient software development, securing stable product supply and improving functions, NTT DOCOMO invested in the US firm Packet Video Corporation, which has a software development and license business centering on a multimedia player for mobile handsets.

•	To reinforce the structure for establishing a base for the overseas platform business, NTT DOCOMO purchased net mobile AG, a German mobile content distribution platform operator.

•

i-channel, a push-type information distribution service, was launched as a content distribution service through overseas subsidiaries in India, Guam, Saipan and the UK, and a comic distribution service was launched in India and France.

[6] Expansion of the Credit Business

Promotion of DCMX credit service

Efforts were made to expand the use of this service by increasing the number of shops where “docomo points” can be obtained at a good rate and increasing the number of member shops in the DCMX DOCOMO Point Mall, an Internet shopping site.

Expansion of the iD Credit Brand

Efforts were made to enlist new stores offering payment with the iD brand so that customers may have more opportunity to use the iD credit brand at stores that are deeply integrated with their daily lives. In August 2009, the introduction of iD terminals at McDonald’s restaurants nationwide (with some exceptions) was completed. At the same time, “Kazasu Coupons” were introduced to increase customer convenience.

2. External Financing and Capital Investment of NTT Group

(1) External Financing

NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of 450.4 billion yen.

The details of long-term funding are as follows

Category	Amount (billion yen)	Remarks
Bonds and notes	280.0	NTT straight bonds: 230.0 billion yen
Long-term borrowings from banks	170.4

Total	450.4

Moreover, NTT raised 310.0 billion yen from long-term borrowings from banks for loans to be used for capital investment by NTT East, NTT West, and NTT Communications.

(2) Capital Investment

NTT Group made a total of 1,987.1 billion yen in consolidated capital investments (a decrease of 7.4% from the previous fiscal year), expanding the NGN service area as well as responding to customer demands for services such as FLET’S Hikari and FOMA.

Capital investments by NTT and its main subsidiaries were as follows

Company	Capital Investment (billion yen)
Nippon Telegraph and Telephone Corporation	40.6
Nippon Telegraph and Telephone East Corporation	454.8
Nippon Telegraph and Telephone West Corporation	391.1
NTT Communications Corporation	107.6
NTT DATA Corporation (consolidated)	162.5
NTT DoCoMo, Inc. (consolidated)	686.5

3. Issues Facing the Corporate Group

Future Outlook of Business Environment

The Japanese economy is expected to gradually recover; however, expectations must be tempered by uncertainty regarding risks that may have a destabilizing effect on the economy, such as a decline in global economic conditions in addition to deflation.

In the information and telecommunications market, corporate capital investment has ceased to decline but is expected to remain at low levels. Additionally, convergence of fixed-line and mobile communications and of communications and broadcasting services is expected to accelerate in line with the shift to the use of IP networks and the expansion of ubiquitous broadband services, resulting in continuing fierce competition in this market.

Development of Business Pursuant to Medium-Term Management Strategy, “Road to Service Creation Business Group”

It is in this difficult business climate that NTT Group is working to create and deploy broadband and ubiquitous services using its full IP network infrastructure in response to consumer preferences and pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group,” adopted in May 2008. Specific actions include promotion of the three initiatives described below, transforming NTT Group’s business structure to focus on IP businesses, and solutions and new businesses, and further raise the percentage of consolidated sales revenues from IP businesses and solutions and new businesses, which accounted for approximately 60% of consolidated sales during the fiscal year ended March 31, 2010.

Promotion of Service Creation

NTT Group will continue to construct the world’s most advanced broadband network infrastructure for both fixed-line and mobile communications, and devote its full efforts to the creation of services on this network platform.

In the field of fixed-line communications, NTT Group will move ahead with further expansion of the NGN coverage area and will seek to increase opportunities to provide services by promoting optical cabling for multi-unit dwellings. In the field of mobile communications, in addition to the FOMA service, which is already available across the country, LTE, a technology that offers increased speed and capacity, is scheduled to be introduced in December 2010 to further promote the development of broadband services.

Utilizing the world’s most-advanced broadband network platform, NTT Group will seek to expand its offerings of services that meet customer needs, such as cloud computing services, Home ICT, and e-learning. At the same time, NTT Group will contribute to the promotion of ICT use and the spread of broadband services by supporting the creation of new services through collaborations with business partners in a wide range of fields.

Deployment of Global Businesses

By further enhancing its data centers and security operations, NTT Group will expand its ICT service line-up and service areas. In addition, NTT Group will expand its global network services by enhancing its data communication networks and international roaming services for the mobile communications business, and will exert further efforts to develop its application services, such as content distribution services.

Responding to Social Issues

NTT Group will utilize ICT in addressing various social problems, such as the aging of society and declining birth rate, the need to improve the quality of healthcare and education, and environmental issues, as well as in the operation and management of roads, water systems and other public infrastructure. NTT Group will seek to contribute to the solution of these problems by creating new systems for society through collaborations with partners in various fields.

In particular, NTT Group will bolster its efforts to address environmental issues, which are a global concern, through three initiatives known as “Green of ICT,” “Green by ICT,” and “Green with Team NTT.”

•	Green of ICT

This initiative is aimed at reducing the environmental burden resulting from ICT, including reducing energy use at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	Green by ICT

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	Green with Team NTT

Under this initiative, each NTT employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

In addition to working on the three initiatives discussed above, “Promotion of Service Creation,” “Deployment of Global Businesses” and “Responding to Social Issues,” NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

Actions as Holding Company for NTT Group

To carry out these measures and policies, NTT will conduct group management by using the benefits of its holding company structure, including the dynamic and flexible allocation of management resources and integrated fundamental research and development. NTT will also provide necessary advice, intermediary services, and efficient capital procurement to individual NTT Group companies.

With respect to basic research and development, NTT will work to create the technologies that will pave the way for the development of safe, secure and convenient broadband and ubiquitous services. NTT will steadily work to disseminate and commercialize the results of its research and development within Japan and internationally.

NTT Group greatly appreciates its investors’/stockholders’ continued understanding and support.

<Glossary of Terms>

•	Application

Software designed to perform a specific operation on a computer. Includes a wide range of software from those that perform office functions, such as word processing and spreadsheets, to software that plays music and operates games.

•	Broadband

High-speed, high-capacity communications.

•	Cloud Computing Service

Cloud computing is a type of computer technology whereby software and services can be used through a network. It is unique for the fact that the service can be used on an on-demand basis without the need to purchase hardware, such as a server, or software. The term cloud is used based on how a network such as the Internet is depicted in computer network diagrams.

•	Codec

A device or software that uses an encoding method to compress and decompress digital data such as images.

•	CRM (Customer Relationship Management)

A methodology that seeks to increase sales by maintaining close relations with customers.

•	Data Center

A facility for housing servers and other information system hardware belonging to customers and providing operational and management services including Internet connectivity.

•	Digital Signage

Electronic signs that use information and communications technology to display content in an appropriate manner on advertising displays and other media in locations other than homes.

•	e-Learning

A system for education using PCs and networks.

•	Femtocell Small Base Station

Refers to highly compact base transceiver stations that cover a limited-range area of ten to twenty meters in radius; installing femtocell base transceiver stations enables improved service in homes, small stores and other limited spaces where radio signals from outdoor base stations have difficulty reaching.

•	FLET’S Hikari

NTT Group’s optical access service. In this report, it refers collectively to services such as B FLET’S and FLET’ S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

•	FOMA

A third-generation mobile communications service offered by NTT DOCOMO.

•	High-Capacity Optical Transmission Technology

Essential optical network technology that supports the transmission of large volumes of data over long distances to respond to the ever growing volumes of network data traffic. NTT Group is conducting research and development towards implementing this technology for future networks that follow NGN.

•	High-Voltage Direct Current Supply

A method of supplying direct current (DC) to hardware in a data center. While Alternating Current (AC) is generally used, DC supply is more efficient and is more reliable because it has a lower DC/AC conversion loss.

•	Home ICT

A service that links household devices, such as household electronics, to a network to support more convenient and rich lifestyles.

•	Hosting Service

A service that provides (leases) storage space on a server and information processing functions via a network.

•	ICT (Information and Communication Technology)

A general term for technologies for information communications using computers in hardware, software, and systems and data communications.

•	International Roaming

A service allowing mobile numbers and email addresses used in Japan to be used as-is in overseas service areas.

•	IP (Internet Protocol)

A standard communications protocol used for communications over the Internet.

•	IP Retransmission of Terrestrial Digital Broadcasts

A communications service using NGN that distributes, in nearly real-time, the same video and sound data as terrestrial digital broadcasts.

•	IPTV (Internet Protocol Television)

A service for distributing television and video programming using an IP network.

•	LTE (Long Term Evolution)

A communications method characterized by high speed, high capacity, efficient use of signals and low lag that achieves high-speed mobile phone communications rivaling that of optical fiber communications.

•	Next-Generation Network (NGN)

Next-generation communications network that provides the reliability and stability of conventional telephone networks while offering the flexibility and economies of IP networks.

•	Outsourcing

Managing work and systems through outside specialist businesses.

•	Platform

A common system that links multiple networks and terminals and provides functions such as authentication, billing, other services as intermediary between service provider and user, and credit administration, to facilitate access to a variety of different applications.

•	Public-Key Encryption

A method of encryption that allows an encrypted key to be made public (the public key) since the encrypted and composite keys are different. Even if the message is intercepted by a third party, the message can be decrypted only by using the composite key (secret key), leaving the content undecipherable.

•	Quantum Information Processing

Information processing technology that uses electrons and photons, the smallest units of electric current and light, rather than conventional information and communications technology, which uses the strength of electric currents or light. This technology, which is expected to make possible massively-parallel and ultra-high-speed computing utilizing quantum computers and ultra-secure communications using quantum encryption, is attracting a lot of attention as a revolutionary technology.

•	SaaS (Software as a Service)

A service that provides software via networks.

•	Server Virtualization

Technology that allows multiple quasi-server environments to operate on a single physical server or to combine the physical resources of multiple servers and operate them as if in a single server environment. Each environment can operate software, and server resources can be used more efficiently.

•	Smart Phone

A mobile phone with advanced functions that has not only voice and data communications functions, but also advanced network functions and schedule and personal data management functions.

•	Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

•	Storage Service

A service that provides (leases) storage space for saving files via a network.

•	Test Bed Environment

A general name for communications networks, servers and the like, that come close to replicating actual operating environments and are used for testing in the development of large-scale systems.

•	Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

•	Upper Layer Services

Services that utilize NGN and other broadband networks including video services, e-learning, and cloud computing services.

•	VPN (Virtual Private Network)

A communications service for creating a virtual private network on a network for exclusive use by specified parties that third parties cannot access.

Consolidated and Non-Consolidated Financial Results

Fiscal years ended March 31

Consolidated financial results Non-consolidated financial results

Note:	1.	Figures for consolidated financial results are rounded off to the nearest one hundred million yen, while figures for non-consolidated results are rounded down to the nearest one hundred million yen.

	2.	The equity method was applied retroactively to past years pursuant to U.S. Generally Accepted Accounting Principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group, net income for the 22nd fiscal year (the fiscal year ended March 31, 2007) are the figures after retroactive application of the equity method.

	3.	NTT Group consolidated net income in the 25th fiscal year (the fiscal year ended March 31, 2010) indicates net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

Operating Results

Note:	1.	Number of Hikari Denwa subscribers is calculated by thousand channels.

	2.	Number of communication module service subscribers is included in the number of cellular subscribers.

	3.	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of the 2 in 1 principle, and those FOMA subscription are included in the number of FOMA subscribers.

	4.	Number of Telephone Subscriber is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included).

	5.	Number of ISDN subscribers is the total of INS-Net 64 (including INS-Net 64 and INS-Net 64 Lite Plan) and INS-Net 1500. In terms of number of channels, transmission and line use rate (base rate), INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4. Changes in Assets and Income of NTT Group and NTT Corporation

(1) Changes in Consolidated Assets and Consolidated Income of NTT Group

	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010
Operating revenues (billion yen)	10,760.6	10,680.9	10,416.3	10,181.4
Income before income taxes (billion yen)	1,132.7	1,322.3	1,105.2	1,120.1
Net income (billion yen)	481.4	635.2	538.7	492.3
Net income per share (yen)	34,829.32	46,107.27	400.41	372.01
Total assets (billion yen)	18,291.1	18,518.8	18,796.4	18,939.1
Shareholder’s equity (billion yen)	7,120.8	7,410.8	7,298.1	7,788.2
Shareholder’s equity per share (yen)	515,263.28	543,361.19	5,515.18	5,885.86

Notes:	1.	The consolidated financial statements of NTT Group are prepared in accordance with U.S. Generally Accepted Accounting Principles.

	2.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Shareholder’s equity per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

	3.	On January 4, 2009, NTT carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year is calculated on the assumption that such stock split took place at the beginning of the fiscal year (April 1, 2008).

	4.	The equity method was applied retroactively to past years pursuant to U.S. Generally Accepted Accounting Principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group assets and income from the 22nd fiscal year are the figures after retroactive application of the equity method. Please see the consolidated note charts.

	5.	Net income for the 25th fiscal year (the fiscal year ended March 2010) reflects net income attributable to NTT (excluding the portion attributable to noncontrolling interests).

	6.	Income per share for the 25th fiscal year (the fiscal year ended March 2010) reflects net income per share attributable to NTT (excluding the portion attributable to noncontrolling interests).

•

In the 22nd fiscal year, although revenues for NTT East and NTT West continued to decline because of such factors as the decrease in the number of fixed-line telephone subscriptions, because NTT DATA and NTT Communications posted higher revenues due to an increase in system integration revenues, consolidated operating revenues were 10,760.6 billion yen, consolidated income before taxes was 1,132.7 billion yen, and consolidated net income was 481.4 billion yen.

•

In the 23rd fiscal year, although IP-related revenues from FLET’S Hikari and FOMA and system integration revenues increased, factors including a decline in voice-communication related revenues resulted in consolidated operating revenues of 10,680.9 billion yen, consolidated income before taxes of 1,322.3 billion yen, and consolidated net income of 635.2 billion yen.

•

In the 24th fiscal year, although IP-related revenues from FLET’S Hikari and other sources and system integration revenues increased, factors including a decrease in the number of fixed-line telephone subscriptions and a decline in voice-communication related revenues caused by an expansion of mobile phone discount services resulted in consolidated operating revenues of 10,416.3 billion yen, consolidated income before taxes of 1,105.2 billion yen, and consolidated net income of 538.7 billion yen.

(2) Changes in Non-Consolidated Assets and Non-Consolidated Income of NTT

	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008	24th fiscal year, ended March 31, 2009	25th fiscal year, ended March 31, 2010
Operating revenues (billion yen)	359.9	375.7	363.7	379.0
Recurring profit (billion yen)	206.2	217.7	196.4	215.5
Net income (billion yen)	189.3	195.8	195.9	215.7
Net income per share (yen)	13,703.94	14,215.97	145.68	163.04
Total assets (billion yen)	8,061.3	7,669.1	7,505.0	7,477.7
Net assets (billion yen)	5,035.6	5,015.3	4,868.3	4,931.7
Net assets per share (yen)	364,381.77	367,725.11	3,679.01	3,727.13

Notes:	1.	Net income per share is calculated based on the average number of shares outstanding, excluding treasury stock, during the fiscal year. Net assets per share is calculated based on the number of shares outstanding, excluding treasury stock, at the end of the fiscal year.

	2.	On January 4, 2009, we carried out a 100-for-1 stock split. “Net income per share” for the 24th fiscal year was calculated on the assumption that the stock split took place at the beginning of the fiscal year.

•

In the 22nd fiscal year, NTT reviewed upper layer services and structures involved in dealing with enterprise customers with the aim of carrying out its medium-term management strategy. As a result, operating revenues were 359.9 billion yen, recurring profit was 206.2 billion yen, and net income was 189.3 billion yen.

•

In the 23rd fiscal year, NTT launched the Next-Generation Services Joint-Development Forum and created support structures to promote the expansion and widespread use of services that use the NGN provided by NTT Group companies. As a result, operating revenues were 375.7 billion yen, recurring profit was 217.7 billion yen, and net income was 195.8 billion yen.

•

Starting with the adoption of the medium-term management strategy, “Road to Service Creation Business Group,” NTT’s plan for the full-scale deployment of broadband and ubiquitous services, in the 24th fiscal year, NTT provided advice and mediation services to support the realization of effective group management. As a result, operating revenues were 363.7 billion yen, recurring profit was 196.4 billion yen, and net income was 195.9 billion yen.

5. Main Businesses of the NTT Group

The main businesses of the NTT Group are as follows:

Company	Main Businesses

Nippon Telegraph and Telephone Corporation	Ownership of shares and exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other NTT Group companies, offering intermediary advice, and other support to NTT Group companies, research into fundamental telecommunications technologies, and the exploration, realization and execution of new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations business in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations business in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications services business, Internet-related services business.

NTT DATA Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business.

6. Principal Locations of the Group

Nippon Telegraph and Telephone Corporation	Head office 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities Laboratory Groups
	[ Cyber Communications Laboratory Group (Kanagawa)	]
Information Sharing Laboratory Group (Tokyo)
Science & Core Technology Laboratory Group (Kanagawa)
Total number of laboratories: 12

Nippon Telegraph and Telephone East Corporation	19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka
NTT Communications Corporation	1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo
NTT DATA Corporation	3-3, Toyosu 3-chome, Koto-ku, Tokyo
NTT DoCoMo, Inc.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

7. NTT Group Employment

(1) Number of employees in the NTT Group: 194,982 (a decrease of 1,314 from the end of the previous fiscal year)

(2) Number of employees of NTT and its principal subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,902
Nippon Telegraph and Telephone East Corporation	5,829
Nippon Telegraph and Telephone West Corporation	5,634
NTT Communications Corporation	8,353
NTT DATA Corporation (Consolidated)	34,543
NTT DoCoMo, Inc. (Consolidated)	22,297

Note:	In addition to the employees indicated above, the NTT East regional subsidiaries (consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS) employ approximately 37,900 persons and the NTT West regional subsidiaries (consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO) employ approximately 40,300 persons. The number of employees of subsidiaries includes approximately 850 NTT East regional subsidiary employees and approximately 1,050 NTT West regional subsidiary employees who retired at the end of a fiscal year and who were rehired or will be rehired at the beginning of next fiscal year.

8. Principal Subsidiaries

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	JP¥335,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
Nippon Telegraph and Telephone West Corporation	JP¥312,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT Communications Corporation	JP¥211,763 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT DATA Corporation	JP¥142,520 million	54.2	As described under “5. Main Businesses of the NTT Group”
NTT DoCoMo, Inc.	JP¥949,679 million	66.4	As described under “5. Main Businesses of the NTT Group”
Verio Inc.	US$7,500.51 million	0 (100)	Provision of Internet solution services in North America
NTT America, Inc.	US$997.01 million	0 (100)	Provision of Arcstar services in North America
NTT Urban Development Co.	JP¥48,760 million	67.3	Real estate leasing and sale
NTT DATA EUROPE GmbH & Co. KG	EU€286.26 million	0 (100)	Management of European subsidiaries
NTT Resonant Inc.	JP¥25,000 million	0 (100)	Development and provision of video communications services, development and provision of broadband portal services
NTT EUROPE LTD.	UK£150.84 million	0 (100)	Provision of Arcstar services in Europe
DOCOMO interTouch Pte. Ltd.	US$216.00 million	0 (100)	High-speed internet connection business for hotels
NTT Comware Corporation	JP¥20,000 million	100	Development, production, operation and maintenance of information communications systems and software
NTT FINANCE CORPORATION	JP¥16,770 million	91.1 (8.2)	Leasing and installment sales of various movable properties such as communications equipment
NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100)	Provision of Arcstar services in Australia
NTT Facilities, Inc.	JP¥12,400 million	100	Design, management, and maintenance of buildings, equipment, and electric power facilities
NTT Plala Inc.	JP¥12,321 million	0 (75.3)	Internet connection and video delivery services

Notes:	1.	The equity ownership percentages are calculated exclusive of the number of treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT’s subsidiaries.

	2.	NTT has 536 consolidated subsidiaries including those above, and 89 companies are accounted for by the equity method.

	3.	NTT’s equity ownership percentage of NTT DOCOMO increased from 66.2% to 66.4% as a result of the buy-back of 154,065 shares by NTT DOCOMO.

	4.	NTT’s equity ownership percentage of NTT Plala increased from 75.0% to 75.3% as a result of an NTT subsidiary purchasing 600 NTT Plala shares from another shareholder.

	5.	Verio Inc., NTT America, Inc., NTT DATA EUROPE GmbH & Co. KG, and NTT EUROPE LTD. increased their capital through infusions of new capital.

9. Principal Lenders and Borrowings Outstanding of NTT Group

Lender	Borrowings Outstanding (billion yen)
Development Bank of Japan Inc.	195.4
Mizuho Corporate Bank, Ltd.	143.7
The Bank of Tokyo-Mitsubishi UFJ, Ltd	127.8
Nippon Life Insurance Company	110.0
Mitsubishi UFJ Trust and Banking Corporation	100.2
Sumitomo Mitsui Banking Corporation	93.8
Meiji Yasuda Life Insurance Company	88.4
Sumitomo Life Insurance Company	74.0
National Mutual Insurance Federation of Agricultural Cooperatives	66.6
Shinkin Central Bank	50.0

II. Shares and Shareholders

(1)	Total number of shares authorized to be issued by NTT: 6,192,920,900 shares

(2)	Total number of shares issued: 1,574,120,900 shares (including 250,923,665 shares of treasury stock)

(3)	Number of shareholders at end of fiscal year ended March 31, 2010: 1,233,678

(4)	Principal Shareholders

Shareholder	Number of Shares Held (thousand)	Equity Ownership (%)
The Minister of Finance	530,569	40.10
Japan Trustee Services Bank, Ltd. (Trust Account)	55,187	4.17
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,956	3.10
Moxley and Company	32,543	2.46
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,929	1.28
The Chase Manhattan Bank, N.A. London SL Omnibus Account	12,605	0.95
NTT Employee Shareholding Association	12,378	0.94
State Street Bank and Trust Company 505225	10,836	0.82
OD 05 Omnibus China Treaty 808150	10,792	0.82
Government of Singapore Investment Corporation PTE Ltd., Account “C”	9,529	0.72

Notes:	1.	Number of Shares Held are rounded off to the nearest thousands.

	2.	NTT’s holdings of 250,923,665 shares of treasury stock are not included in the above figures.

	3.	Equity ownership percentages do not include treasury stock.

III. Corporate Officers

1. Directors and Auditors

Position	Name	In Charge Of	Description of Concurrent Positions

Director and Chairman	Norio Wada

Representative Director and President	Satoshi Miura	Chief Executive Officer

Representative Directors and Senior Executive Vice Presidents	Noritaka Uji	In charge of technical strategy, Chief Technology Officer, and Chief Information Officer

	Hiroo Unoura	Director of Strategic Business Development Division, in charge of business strategy, and Chief Financial Officer

	Kaoru Kanazawa	In charge of risk management and international standardization, and Chief Compliance Officer

Executive Vice President	Yasuyoshi Katayama	Director of Technology Planning Department	Director of NTT Comware Corporation

Senior Vice Presidents	Toshio Kobayashi	Director of Finance and Accounting Department

	Hiroki Watanabe	Director of Corporate Strategy Planning Department	Director of Nippon Telegraph and Telephone West Corporation

	Hiromichi Shinohara	Director of Research and Development Planning Department

	Tetsuya Shoji	Director of General Affairs Department	Director of Nippon Telegraph and Telephone East Corporation

Directors	Takashi Imai		Director of Japan Securities Finance Co., Ltd. Director of Nippon Television Network Corporation Auditor of Nippon Life Insurance Company

	Yotaro Kobayashi		Director of Sony Corporation

Full-time Corporate Auditors	Susumu Fukuzawa

Toshiro Morota

Shunsuke Amiya

Corporate Auditors	Shigeru Iwamoto

Certified Public Accountant

Commissioner of National Audit Organization of Central Union of Agricultural Co-operatives

Director of Sumitomo Mitsui Financial Group, Inc.

Director of Sumitomo Mitsui Banking Corporation

	Toru Motobayashi		Lawyer Director of Hitachi, Ltd. Corporate Auditor of Sumitomo Life Insurance Company

Notes:	1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2, Item 15 of the Corporation Law.

	2.	Mr. Toshiro Morota, Mr. Shigeru Iwamoto, and Mr. Toru Motobayashi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

	3.	Corporate Auditor Susumu Fukuzawa has experience in NTT’s accounting division and Corporate Auditor Shigeru Iwamoto is a certified public accountant. Both have extensive knowledge concerning finance and accounting matters.

	4.	Mr. Yasuyoshi Katayama changed positions from Director to Executive Vice President on June 24, 2009.

	5.	Mr. Hiromichi Shinohara was elected and began his term as Director at the 24th Ordinary General Meeting of Shareholders held on June 24, 2009.

	6.	Mr. Tetsuya Shoji was elected and began his term as Director at the 24th Ordinary General Meeting of Shareholders held on June 24, 2009. He was also elected and began his term as Director of NTT East.

	7.	Mr. Kiyoshi Kosaka and Mr. Takashi Hanazawa retired from his position as Director at the close of the 24th Ordinary General Meeting of Shareholders held on June 24, 2009.

	8.	Mr. Shigeru Iwamoto retired from his position as Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation on June 26, 2009.

2. Policies Concerning and Total Compensation of Directors and Auditors

(1) Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to NTT’s business results.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

(2) Total Compensation of Directors and Auditors during the Fiscal Year Ended March 31, 2010

Position	Number of Persons	Total Compensation (million yen)
Director	14	556
Corporate Auditor	5	135

Total	19	692

Notes:	1.	Compensation amounts shown above include compensation paid to two directors who retired as of the end of the 24th Ordinary General Meeting of Shareholders held on June 24, 2009.

	2.	Upper limits on total compensation of directors and corporate auditors were set at 750 million yen annually for directors and 200 million yen annually for corporate auditors at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.

	3.	Total compensation of directors includes 96 million yen in bonuses for the current fiscal year.

	4.	In addition to the above, 13 million yen is to be paid to directors who are also employees as bonuses for their service as employees.

3. Outside Directors and Auditors

(1) Principal Concurrent Positions of Outside Directors and Auditors

* There is no special relationship between the NTT Group and the companies where outside directors and auditors hold concurrent positions

Position	Name	Company where Concurrent Position Held *	Description of Concurrent Position
Outside Directors	Takashi Imai	Japan Securities Finance Co., Ltd. Nippon Television Network Corporation Nippon Life Insurance Company	Outside Director Outside Director Outside Corporate Auditor

	Yotaro Kobayashi	Sony Corporation	Outside Director

Outside Corporate Auditors	Shigeru Iwamoto	Central Union of Agricultural Co-operatives Sumitomo Mitsui Financial Group Sumitomo Mitsui Banking Corporation	Commissioner of National Audit Organization Outside Director Outside Director

	Toru Motobayashi	Hitachi, Ltd. Sumitomo Life Insurance Company	Outside Director Outside Corporate Auditor

(2) Principal Activities of Outside Directors and Auditors

[1] Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

		Board of Directors Meetings		Board of Corporate Auditors Meetings
Position	Name	Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	12/12	100%	—	—
	Yotaro Kobayashi	10/12	83%	—	—

Outside Corporate Auditors	Toshiro Morota	12/12	100%	20/20	100%
	Shigeru Iwamoto	11/12	92%	20/20	100%
	Toru Motobayashi	12/12	100%	19/20	95%

[2] Statements at Board of Directors and Board of Corporate Auditors Meetings

Director Takashi Imai made comments mainly concerning international business, business strategies of NTT Group companies, business planning, and investments from his perspective as an industry leader with extensive experience.

Director Yotaro Kobayashi made comments mainly concerning group management and strategies, business planning and international business from his perspective as an industry leader with extensive experience.

Corporate Auditor Toshiro Morota made comments concerning measures for the establishment of internal control systems of NTT Group Companies mainly from the perspective of complying with applicable law and the Articles of Incorporation.

Corporate Auditor Shigeru Iwamoto made comments concerning the management of the auditing quality of accounting auditors, mainly from his professional perspective as a certified public accountant.

Corporate Auditor Toru Motobayashi made comments concerning improving the efficiency of accounting auditors’ auditing practices, mainly from his professional perspective as a lawyer.

(3) Indemnity Agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423, Paragraph 1 of the Corporation Law in accordance with Article 427, Paragraph 1 of that law. The limitation of liability is the lowest amount permitted by Article 425, Paragraph 1 of the Corporation Law.

(4) Total Compensation of Outside Directors and Auditors during the Fiscal Year Ended March 31, 2010

	Number of directors and auditors	Total Compensation (million yen)
Total compensation of outside directors and auditors	5	91

Notes:	Total amount of compensation for outside directors and outside corporate auditors is included in “2.(2) Total compensation of directors and auditors during the fiscal year ended March 31, 2010.”

IV. Independent Auditors

(1) Name of Independent Auditor

KPMG AZSA & Co.

(2) Compensation to Independent Auditor during the Fiscal Year Ended March 31, 2010

Independent Auditor	Compensation
KPMG AZSA & Co.	¥267 million

Notes:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amounts are total figures for both audits.

(3) Total Monetary and Other Financial Benefits Payable by NTT and its Subsidiaries

Independent Auditor	Amount
KPMG AZSA & Co.	¥2,628 million

Note:	Of NTT’s principal subsidiaries, NTT DATA EUROPE GmbH & Co. KG is audited by KPMG Deutsche Treuhand–Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft; NTT EUROPE LTD. is audited by KPMG LLP; DOCOMO interTouch Pte. Ltd. is audited by KPMG; and NTT AUSTRALIA PTY. LTD. is audited by KPMG Australia.

(4) Policies Concerning Decisions to Discharge or not Reappoint Independent Auditor

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the Ordinary General Meeting of Shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

V. Content and Overview of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for the NTT Group. The contents of such basic policy are set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I. Basic Approach on the Maintenance of Internal Control Systems

1.	NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.	NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II. Development of the Internal Control Systems

1. Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to manage business risks appropriately:

(1)	NTT adopted Risk Management Regulations to establish fundamental policies concerning risk management and to promote effective and efficient business operations.

(2)	NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(3)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning the NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors perform their duties efficiently

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters.

(1)	NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates the NTT Group, NTT has established the Corporate Management Committee and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and the NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors.

(1)	NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of the NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by the NTT Group, thus contributing to the growth and development of the NTT Group.

(1)	Develop communications systems for notifying the parent company in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.

(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)	The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at Corporate Management Committee meetings;

(b)	Matters that cause or may cause substantial damage to NTT;

(c)	Monthly financial reports;

(d)	The status of internal audits;

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;

(f)	The status of reporting to helplines;

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

CONSOLIDATED BALANCE SHEET

(At March 31, 2010)

(Millions of yen)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	911,062
Short-term investments	382,227
Notes and accounts receivable, trade	1,948,467
Allowance for doubtful accounts	(41,092)
Inventories	278,869
Prepaid expenses and other current assets	508,373
Deferred income taxes	257,793

TOTAL CURRENT ASSETS	4,245,699

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,708,053
Telecommunications service lines	14,285,962
Buildings and structures	5,789,511
Machinery, vessels and tools	1,790,366
Land	1,122,797
Construction in progress	269,149
Accumulated depreciation	(27,908,292)

NET PROPERTY, PLANT AND EQUIPMENT	10,057,546

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	634,950
Marketable securities and other investments	301,270
Goodwill	499,830
Other intangibles	1,453,941
Other assets	916,884
Deferred income taxes	828,935

TOTAL INVESTMENTS AND OTHER ASSETS	4,635,810

TOTAL ASSETS	18,939,055

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings	310,597
Current portion of long-term debt	781,323
Accounts payable, trade	1,301,944
Accrued payroll	442,295
Accrued interest	11,309
Accrued taxes on income	258,178
Accrued consumption tax	33,433
Advances received	152,619
Deposit received	85,377
Other	211,235

TOTAL CURRENT LIABILITIES	3,588,310

LONG-TERM LIABILITIES
Long-term debt	3,376,669
Obligations under capital leases	41,032
Liability for employees’ retirement benefits	1,447,781
Other	714,384

TOTAL LONG-TERM LIABILITIES	5,579,866

EQUITY
NTT SHAREHOLDERS’ EQUITY
Common Stock	937,950
Additional paid-in capital	2,838,927
Retained earnings	5,406,726
Accumulated other comprehensive income (loss)	(189,606)
Treasury stock	(1,205,844)
TOTAL NTT SHAREHOLDERS’ EQUITY	7,788,153
NONCONTROLLING INTERESTS	1,982,726

TOTAL EQUITY	9,770,879

TOTAL LIABILITIES AND EQUITY	18,939,055

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2009 to March 31, 2010)

(Millions of yen)
Operating revenues:
Fixed voice related services	2,355,597
Mobile voice related services	2,150,734
IP/packet communications services	3,113,411
Sales of telecommunications equipment	598,318
System integration	1,242,729
Other	720,587
Total operating revenues	10,181,376
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,426,721
Cost of equipment sold (exclusive of items shown separately below)	798,895
Cost of system integration (exclusive of items shown separately below)	817,135
Depreciation and amortization	2,012,064
Impairment loss	4,582
Selling, general and administrative expenses	3,000,370
Goodwill and other intangible asset impairments	3,916
Total operating expenses	9,063,683
Operating income (loss)	1,117,693

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(55,150)
Interest income	24,004
Other, net	33,524
Total other income and expenses	2,378

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,120,071
Income tax expense (benefit)	447,001
Current	494,472
Deferred	(47,471)
Income (loss) before equity in earnings (losses) of affiliated companies	673,070
Equity in earnings (losses) of affiliated companies	8,794
Net Income (loss)	681,864
Less: Net income attributable to noncontrolling interests	189,598
Net Income (loss) attributable to NTT	492,266

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(from April 1, 2009 to March 31, 2010)

	(Millions of yen)
	NTT Shareholder’s Equity					Total shareholders’ equity	Noncontrolling interest	Total equity
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost
At beginning of year	937,950	2,841,037	5,066,637	(341,917)	(1,205,597)	7,298,110	1,847,520	9,145,630

Comprehensive income (loss)			492,266	152,311		644,577	201,505	846,082
Net income (loss)			492,266			492,266	189,598	681,864
Other comprehensive income (loss)				152,311		152,311	11,907	164,218
Unrealized gain (losses) on Securities				15,658		15,658	4,911	20,569
Unrealized gain (losses) on derivative instruments				(927)		(927)	(37)	(964)
Foreign currency translation				7,787		7,787	1,857	9,644
Pension liability adjustments				129,793		129,793	5,176	134,969

Cash dividends			(152,177)			(152,177)	(81,864)	(234,041)

Changes in NTT’s ownership interest in subsidiaries		(2,061)				(2,061)	15,565	13,504

Acquisition of treasury stock					(491)	(491)		(491)

Resale of treasury stock		(49)			244	195		195

At end of year	937,950	2,838,927	5,406,726	(189,606)	(1,205,844)	7,788,153	1,982,726	9,770,879

Note:	Amounts are rounded off to nearest million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

Principal Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the stipulations of Article 3 Paragraph 1 of the Supplemental Provisions to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice Issue No. 46, December 11, 2009), NTT’s consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. However, certain statements and notes required by U.S. Generally Accepted Accounting Principles are omitted in accordance with that paragraph.

2.	Marketable securities

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities” is applied.

(1)	Securities held to maturity

Amortized cost method

(2)	Available-for-sale securities

Stated at fair value, which includes market price, as of the balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to software production cost of contracts with customers or construction cost of real estate held for resale including labor and subcontractors’ cost. The cost of supplies is determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with ASC 350 “Intangibles – Goodwill and Other,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment at least once a year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with ASC 715 “Compensation – Retirement Benefits,” benefit obligations and plan assets are estimated and accrued as of year-end to provide for employees’ retirement benefits. If the actuarial net gain or loss exceeds 10% of the larger of benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

7.	Application of new accounting standards

(1)	Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. The financial statements to which this pronouncement is applied should follow the Codification in place of legacy accounting pronouncements.

(2)	Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements.

Scope of Consolidated Subsidiaries and Equity Method Investments

During the fiscal year ended March 31, 2010, there were 536 consolidated subsidiaries and 89 equity method affiliates.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) consists of unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments, foreign currency translation adjustments, and pension liability adjustments.

2.	In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued.

3.	Outstanding guarantees: 5,659 million yen

Notes to Consolidated Statement of Changes in Equity

1.	Number and type of shares issued as of the end of the fiscal year ended March 31, 2010.

Common stock: 1,574,120,900 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 24, 2009 Ordinary general meeting of shareholders	Common stock	72,780	55	March 31, 2009	June 25, 2009
November 9, 2009 Board of Directors meeting	Common stock	79,397	60	September 30, 2009	December 10, 2009
(2)	Dividends concerning which the date of record fell in the current consolidated fiscal year with the effective date falling in the following fiscal year

Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 24, 2010 Ordinary general meeting of shareholders	Common stock	Retained Earnings	79,392	60	March 31, 2010	June 25, 2010

Notes Concerning Financial Instruments

1.	Qualitative information on Financial Instruments

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

2.	Fair Value of Financial Instruments

The amounts for financial instruments reported on the consolidated balance sheet and the fair values as of March 31, 2010 and the differences between those values are as follows.

	(Millions of yen)
	Amount reported on consolidated balance sheet	Fair value	Difference
Assets
Investment in affiliated companies	124,548	211,310	86,762
Marketable securities and other investments
Available-for-sale securities
Equity securities	197,269	197,269	—
Debt securities	18,033	18,033	—
Held-to-maturity securities
Debt securities	11,610	11,803	193
Liabilities
Long-term debt including current portion	(4,157,992)	(4,290,762)	132,770
Derivatives
Forward exchange contracts	(188)	(188)	—
Interest rate swap agreements and currency swap agreements	(3,827)	(3,827)	—

*	Amounts reported as liabilities are shown in parentheses.

Notes
1.	Assets and liabilities with carrying amounts that approximate fair values are not included in the above; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll.

2.	Methods of calculating fair values of financial instruments and matters relating to marketable securities and derivative transactions

	(1)	Investment in affiliated companies

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If market prices are not available, the investment is not included in the above table since determining fair value measurement is difficult.

	(2)	Marketable securities and other investments

If active market prices are available, fair value is measured by quoted prices for identical assets in active markets. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions. Long-term investment securities accounted for under the cost method are not included in the above.

	(3)	Long-term debt including current portion

Fair value is measured at discount rates for similar debt instruments of comparable maturities currently offered to NTT Group.

	(4)	Derivatives

Fair value of forward exchange contracts, interest rate swap agreements and currency swap agreements are measured by inputs derived principally from observable market data provided by financial institutions.

Notes concerning Investment Property

1.	Investment Property

NTT Group maintains investment properties including office buildings.

2.	Fair Value of Investment Property

(Millions of yen)
Amount included in the consolidated balance sheet[1]	Fair value[2]
760,675	1,497,701

1	Amount included in the consolidated balance sheet represents the original acquisition cost reduced by the accumulated depreciation amount and accumulated impairment losses.

2	Fair value is calculated primarily through real estate appraisal standards.

Notes Concerning Financial Data Per Share

Shareholders’ equity per share: 5,885.86 yen

Net income attributable to NTT per share: 372.01 yen

Notes Concerning Significant Subsequent Events

On March 30, 2010, the board of directors resolved that NTT may raise up to 20 billion yen by issuing bonds during the period from April 1 to June 30, 2010.

NON-CONSOLIDATED BALANCE SHEET

(At March 31, 2010)

(Millions of yen)
ASSET
Current assets
Cash and bank deposits	10,566
Accounts receivable, trade	3,096
Supplies	241
Advance payment	859
Deferred income taxes	1,329
Short-term loans receivable	309,181
Accounts receivable, other	75,157
Subsidiary deposits	122,513
Other current assets	6,430

Total current assets	529,377
Fixed assets
Property, plant and equipment
Buildings	127,216
Structures	4,585
Machinery, equipment and vehicle	529
Tools, furniture and fixtures	19,945
Land	29,674
Lease assets	471
Construction in progress	1,903

Total property, plant and equipment	184,327
Intangible fixed assets
Software	53,850
Lease assets	0
Other intangible fixed assets	297

Total intangible fixed assets	54,148
Investment and other assets
Investment securities	18,544
Investments in subsidiaries and affiliated companies	4,794,219
Other securities of subsidiaries and affiliated companies	5,862
Contributions to affiliated companies	84
Long-term loans receivable to subsidiaries	1,869,655
Deferred income taxes	20,562
Other investments and assets	1,007

Total investments and other assets	6,709,936

Total fixed assets	6,948,412

TOTAL ASSETS	7,477,789

(Millions of yen)
LIABILITIES
Current liabilities
Accounts payable, trade	459
Current portion of corporate bonds	230,000
Current portion of long-term borrowings	181,104
Lease obligations	56
Accounts payable, other	30,036
Accrued expenses	8,123
Accrued taxes on income	36,165
Advance received	1,009
Deposit received	252
Deposit received from subsidiaries	60,540
Unearned revenue	0
Other current liabilities	1

Total current liabilities	547,751
Long-term liabilities
Corporate bonds	1,341,019
Long-term borrowings	627,770
Lease obligations	770
Liability for employees’ retirement benefits	28,096
Other long-term liabilities	653

Total long-term liabilities	1,998,309

TOTAL LIABILITIES	2,546,060

NET ASSETS
Shareholders’ Equity
Common Stock	937,950

Capital Surplus
Additional paid-in capital	2,672,826
Other capital surplus	968
Total capital surplus	2,673,794

Earned Surplus
Legal reserve	135,333
Other earned surplus	2,387,717
Other reserve	1,131,000
Accumulated earned surplus	1,256,717
Total earned surplus	2,523,050

Treasury stock	(1,205,843)

Total shareholders’ equity	4,928,951

Unrealized gains (losses), translation adjustments and others
Net unrealized gains (losses) on securities	2,777

Total unrealized gains (losses), translation adjustments and others	2,777

TOTAL NET ASSETS	4,931,728

TOTAL LIABILITIES AND NET ASSETS	7,477,789

Note:	Amounts are rounded off per 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2009 to March 31, 2010)

(Millions of yen)
Operating revenues
Dividends received	217,852
Revenues from group management	18,350
Revenues from basic R&D	126,999
Other services	15,814
Total operating revenues	379,016
Operating expenses
Administration	21,422
Experiment and research	95,885
Depreciation and amortization	43,224
Retirement of fixed assets	2,055
Miscellaneous taxes	2,904
Total operating expenses	165,491
Operating income	213,525

Non-operating revenues
Interest income	32,683
Lease and rental income	11,997
Miscellaneous income	3,253
Total non-operating revenues	47,934
Non-operating expenses
Interest expenses	11,569
Corporate bond interest expenses	24,238
Lease and rental expenses	5,612
Miscellaneous expenses	4,505
Total non-operating expenses	45,925

Recurring profit	215,534
Income before income taxes	215,534
Corporation, inhabitant and enterprise taxes	(1,922)
Deferred tax expenses (benefits)	1,710
Total income taxes	(212)
Net income	215,746

Note:	Amounts are rounded off per 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

(from April 1, 2009 to March 31, 2010)

(Millions of yen)
Shareholders’ equity

Common stock
At the previous year end	937,950
Net change during the annual period

Total net change during the annual period	—

At the year end	937,950

Capital surplus
Additional paid-in capital
At the previous year end	2,672,826
Net change during the annual period

Total net change during the annual period	—

At the year end	2,672,826

Other capital surplus
At the previous year end	1,017
Net change during the annual period
Resale of treasury stock	(48)

Total net change during the annual period	(48)

At the year end	968

Total capital surplus
At the previous year end	2,673,843
Net change during the annual period
Resale of treasury stock	(48)

Total net change during the annual period	(48)

At the year end	2,673,794

Earned surplus
Legal reserve
At the previous year end	135,333
Net change during the annual period

Total net change during the annual period	—

At the year end	135,333

Other earned surplus
Other reserve
At the previous year end	1,131,000
Net change during the annual period

Total net change during the annual period	—

At the year end	1,131,000

Accumulated earned surplus
At the previous year end	1,193,147
Net-change during the annual period
Cash dividends	(152,177)
Net income	215,746

Total net change during the annual period	63,569

At the year end	1,256,717

Total earned surplus
At the previous year end	2,459,481
Net change during the annual period
Cash dividends	(152,177)
Net income	215,746

Total net change during the annual period	63,569

At the year end	2,523,050

(Millions of yen)
Treasury stock
At the previous year end	(1,205,597)
Net change during the annual period
Payments to acquire treasury stock	(491)
Resale of treasury stock	244

Total net change during the annual period	(246)

At the year end	(1,205,843)

Total shareholders’ equity
At the previous year end	4,865,677
Net change during the annual period
Cash dividends	(152,177)
Net income	215,746
Payments to acquire treasury stock	(491)
Resale of treasury stock	196

Total net change during the annual period	63,273

At the year end	4,928,951

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities
At the previous year end	2,667
Net change during the annual period
Others, net	110

Total net change during the annual period	110

At the year end	2,777

Total unrealized gains (losses), translation adjustments, and others
At the previous year end	2,667
Net change during the annual period
Others, net	110

Total net change during the annual period	110

At the year end	2,777

Total net assets
At the previous year end	4,868,344
Net change during the annual period
Cash dividends	(152,177)
Net income	215,746
Payments to acquire treasury stock	(491)
Resale of treasury stock	196
Others, net	110

Total net change during the annual period	63,384

At the year end	4,931,728

Note:	Amounts are rounded off per 1 million yen.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities are stated at fair value, which includes market price, as of the balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

2.	Depreciation and amortization of fixed assets

(1)	Property, plant, and equipment (excluding leased assets)

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, furniture and fixtures: 2 to 20 years

(2)	Intangible fixed assets (excluding leased assets)

Intangible assets (except lease assets) are amortized on a straight-line basis. Internal-use software is amortized on a straight-line basis over its estimated useful lives within five years.

(3)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a lease asset other than a building equals zero, depreciation of such asset is computed by multiplying the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost by ten-ninths. Intangible assets are amortized over the term of leases on a straight-line basis.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability. No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of the year-end. Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition. Actuarial net gain or loss is amortized from the following fiscal year on a straight-line basis over the average remaining services periods at the time of recognition.

Changes in Accounting Policies

Effective from the fiscal year ended March 31, 2010, NTT adopted the “partial amendments (Number 3) of Accounting Standard for Employees’ retirement benefits” (Accounting Standards Board of Japan, July 31, 2008, Corporate Accounting Standard No. 19). This change had no impact on amount of expenses and recognized balance of liability for employees’ retirement benefits in the initial year of adoption.

4.	Other Material Matters Relating to the Preparation of Financial Statements

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

(2)	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

5.	Changes in Accounting Procedures

Recognition of the revenue and cost of completed construction

Previously, revenues from construction contracts were recognized upon completion of the construction. Effective from the fiscal year ended March 31, 2010, NTT adopted the “Accounting Standard for Construction Contracts” (Accounting Standards Board of Japan, December 27, 2007, Corporate Accounting Standard No. 15) and “Implementation Guidance on Accounting Standards for Construction Contracts” (Accounting Standards Board of Japan, December 27, 2007, Corporate Accounting Standard Implementation Guidance No. 18). For construction contracts entered into after the beginning of this fiscal year, the percentage-of-completion method shall be applied if the outcome of the construction activity is deemed certain during the course of the activity (degree of progress in construction is estimated using the cost output method), otherwise the completed-contract method shall be applied.

This change had little impact on NTT’s earnings.

Notes to Non-Consolidated Balance Sheet

1.	Assets Offered as Security and Secured Liabilities

In accordance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued.

Corporate bonds (including those maturing within one year)	1,571,019 million yen

2.	Accumulated depreciation on property, plant and equipment:	263,588 million yen

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

Short-term accounts receivable:	388,831 million yen
Long-term accounts receivable:	212 million yen
Short-term accounts payable:	14,225 million yen

Notes to Non-Consolidated Statement of Income

Transactions with Affiliated Companies

Balance of Operating Transactions
Operating revenues	156,111 million yen
Operating expenses	45,936 million yen
Balance of Non-Operating Transactions	69,912 million yen

Notes to Non-Consolidated Statement of Changes in Shareholders’ Equity and Other Net Assets

Number of treasury stock during the fiscal year ended March 31, 2010.

Common stock: 250,923,665 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were depreciable assets and liability for employees’ retirement benefits.

The major cause of deferred tax liabilities was unrealized gains on securities.

Deferred tax assets exclude 23,473 million yen in valuation allowance.

Notes Concerning Related Party Transactions

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Part	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	200,000	Short-term loans receivable Long term loans receivable to subsidiaries	90,595 758,743
				Receipt of interest[1]	11,149	Other current Assets	1,987
				Receipt of expenses relating to basic research and development[2]	50,712	Accounts receivable, other	4,437
				Lease of land and buildings[3]	6,346	—	—
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	140,000	Short-term loans receivable Long term loans receivable to subsidiaries	151,170 966,527
				Receipt of interest[1]	16,953	Other current Assets	3,017
				Receipt of expenses relating to basic research and development[2]	49,980	Accounts receivable, other	4,373
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable Long term loans receivable to subsidiaries	44,337 144,383
				Receipt of interest[1]	3,886	Other current Assets	224
Subsidiary	NTT Finance Corporation	91% direct ownership 8% indirect ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Deposit of capital[4]	3,545,001	Deposit received from subsidiaries	122,513
				Receipt of interest[4]	622	Other current assets	79
				Transfer of capital among NTT Group companies	123,243	Accounts receivable, other	10,458

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for utilization of the basic R&D. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of group companies’ accounting systems.

4	Interest on capital deposits are set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	3,727.13 yen
Net income per share	163.04 yen

Notes Concerning Significant Subsequent Events

On March 30, 2010, the board of directors resolved that NTT may raise up to 20 billion yen by issuing bonds during the period from April 1 to June 30, 2010.

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

(English Translation)

May 10, 2010
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Atsuji Maeno, C.P.A. Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated financial statements, which consist of consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 25th fiscal year from April 1, 2009 to March 31, 2010. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that pursuant to the stipulations of Article 3 Paragraph 1 of the Supplemental Provisions to the Corporate Calculation Regulations (Ordinance of the Ministry of Justice Issue No. 46, 2009), the consolidated financial statements referred to above present fairly in all material respect the position of assets and income for the period under review for the corporate group comprising the Company and its consolidated subsidiaries, in accordance with generally accepted accounting principles in the United States (see Notes to Consolidated Financial Statements, Note 1, standards for preparation of consolidated financial statements).

Additional information

As stated in note 7(2) under “Significant Matters Pertaining to the Preparation of Consolidated Financial Statements,” starting from the current consolidated fiscal year, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements.

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

(English Translation)

May 10, 2010
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Atsuji Maeno, C.P.A. Engagement Partner

Pursuant to Paragraph 1, Article 436-2 of the Corporation Law, we have audited the non-consolidated financial statements, which consist of non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements and supplementary schedules, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 25th fiscal year from April 1, 2009 to March 31, 2010. The preparation of these financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules from an independent viewpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the financial statements and supplementary schedules referred to above present fairly in all material respect the position of assets and income for the period under review, in accordance with generally accepted accounting principles in Japan.

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 25th fiscal year from April 1, 2009, to March 31, 2010. The Board reports as follows:

1.	Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in the Corporation Law Implementation Regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 131 of the Accounting Principles for Enterprises) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial statements related to the fiscal year under review (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in shareholders’ equity and other net assets, notes to non-consolidated financial statements), related supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control system are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditor.

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co.

(3)	Results of the audit of the financial statements and supplementary schedules

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 13, 2010

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Susumu Fukuzawa
Full-time Corporate Auditor	Toshiro Morota
Full-time Corporate Auditor	Shunsuke Amiya
Corporate Auditor	Shigeru Iwamoto
Corporate Auditor	Toru Motobayashi

Note:	Full-time Corporate Auditor Toshiro Morota and Corporate Auditors Shigeru Iwamoto and Toru Motobayashi are outside Corporate Auditors as prescribed in the Corporation Law, Article 2, Item 16, and Article 335, Paragraph 3.

END

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

•	First Item Distribution of Retained Earnings as Dividends

In addition to increasing corporate value over the medium- and long-term, the Company has identified the return of profits to shareholders as an important management goal. In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio. The Company proposes the following.

Matters relating to end-of-year dividend

1. Type of asset to be distributed: Cash

2. Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock:	60 yen
Total amount of dividends:	79,391,834,100 yen

Including the interim dividend of 60 yen per one share of common stock already distributed, the annual dividend for the fiscal year will be 120 yen per one share of common stock.

3. Date on which the dividend becomes effective: June 25, 2010

•	Second Item Election of Twelve Directors

Because the term of office of all Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company is seeking approval for the election of a total of twelve Directors.

Candidates for Director are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Norio Wada (August 16, 1940)	April 1964 June 1992	Joined Nippon Telegraph and Telephone Public Corporation Senior Vice President and General Manager of Tohoku Regional Communications Sector of the Company	10,124 shares

		June 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of the Company

		July 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1997	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1998	Executive Vice President, Senior Executive Manager of Affiliated Business Headquarters and Executive Manager of NTT-Holding Organizational Office of the Company

		January 1999	Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of the Company

		July 1999	Representative Director and Senior Executive Vice President of the Company

		June 2002	Representative Director and President of the Company

		June 2007	Director and Chairman of Board of Directors of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

2.	Satoshi Miura (April 3, 1944)	April 1967 June 1996	Joined Nippon Telegraph and Telephone Public Corporation Senior Vice President and Executive Manager of Personnel Department of the Company	8,120 shares

		July 1996	Senior Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		June 1998	Executive Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		January 1999	Executive Vice President and Deputy Senior Executive Manager of NTT-East Provisional Headquarters of the Company

		July 1999	Representative Director and Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation

		June 2002	Representative Director and President of Nippon Telegraph and Telephone East Corporation

		June 2005	Representative Director, Senior Executive Vice President and Director of Corporate Management Strategy Division of the Company

		June 2007	Representative Director, President and Chief Executive Officer of the Company (present post)

3.	Noritaka Uji (March 27, 1949)	April 1973 June 1999	Joined Nippon Telegraph and Telephone Public Corporation Senior Vice President and Director of New Generation Information Services Sector of NTT DATA Corporation	3,500 shares

		September 2000	Senior Vice President and Director of Corporate Strategy Planning Department of NTT DATA Corporation

		June 2001	Senior Vice President and Director of Industrial System Sector of NTT DATA Corporation

		April 2002	Senior Vice President and Director of Enterprise Business Sector of NTT DATA Corporation

		June 2003	Executive Vice President and Director of Enterprise Systems Sector of NTT DATA Corporation

		June 2005	Representative Director and Executive Vice President of NTT DATA Corporation

		June 2007	Representative Director and Senior Executive Vice President of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

4.	Hiroo Unoura (January 13, 1949)	April 1973 June 2002	Joined Nippon Telegraph and Telephone Public Corporation Senior Vice President and Director of Department I of the Company	5,500 shares

		June 2005	Senior Vice President and Director of Department V of the Company

		June 2007	Executive Vice President, Director of Corporate Strategy Planning Department, Executive Manager of Corporate Business Strategy Division of the Company

		June 2008	Representative Director, Senior Executive Vice President and Director of Strategic Business Development Division of the Company. (present post)

5.	Kaoru Kanazawa (January 23, 1945)	April 1967 January 2002	Joined Postal Service Ministry of Japan Administrative Vice-Minister of Ministry of Public Management, Home Affairs, Posts and Telecommunications	4200 shares

	.	January 2003	President, Nippon Information Communications Association

		January 2003	President, ITU Association of Japan

		April 2003	President, Postal Saving Organization

		April 2004	President, Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications

		July 2005	Senior Advisor of the Company

		July 2006	President, Telecommunications Engineering and Consulting Service

		July 2007	Representative Director and Senior Executive Vice President of the Company (present post)

6.	Yasuyoshi Katayama (January 23, 1952)	April 1976 June 2004

Joined Nippon Telegraph and Telephone Public Corporation

Senior Vice President, Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters, and Executive Manager, Plant Planning Department of Nippon Telegraph and Telephone West Corporation

4,502 shares

		July 2006	Senior Vice President and General Manager of Networks of Nippon Telegraph and Telephone West Corporation

		June 2008	Senior Vice President and Director of Technology Planning Department of the Company

		June 2008	Director of NTT Comware Corporation (present post)

		June 2009	Executive Vice President and Director of Technology Planning Department of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

7.	Toshio Kobayashi (November 16, 1951)	April 1975 July 2006	Joined the Ministry of Finance Deputy Director-General for Policy Evaluation of the Ministry of Finance	2,500 shares

		June 2007	Senior Vice President and Director of Finance and Accounting Department of the Company (present post)

8.	Hiroki Watanabe (March 15, 1953)	April 1976 July 2002	Joined Nippon Telegraph and Telephone Public Corporation Executive Manager, Business Communications Headquarters, Innovation Department of Nippon Telegraph and Telephone East Corporation	2,500 shares

		April 2003	Executive Manager, Strategy Planning Division, Corporate Business Headquarters of Nippon Telegraph and Telephone East Corporation

		July 2004	Executive Manager, Corporate Strategy Planning Department Headquarters of Nippon Telegraph and Telephone East Corporation

		June 2005	Senior Vice President and Director of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation

		June 2008	Senior Vice President and Director of Corporate Strategy Planning Department of the Company (present post)

		June 2008	Director of Nippon Telegraph and Telephone West Corporation (present post)

9.	Hiromichi Shinohara (March 15, 1954)	April 1978 April 2003	Joined Nippon Telegraph and Telephone Public Corporation Executive Research Engineer of Access Service System Laboratories of NTT Information Sharing Laboratory Group of the Company	1,300 shares

		June 2003	General Manager of Access Service System Laboratories of NTT Information Sharing Laboratory Group of the Company

		June 2007	Director of NTT Information Sharing Laboratory Group of the Company

		June 2009	Senior Vice President and Director of Research and Development Planning Department of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

10.	Tetsuya Shoji (February 28, 1954)	April 1977 July 2002	Joined Nippon Telegraph and Telephone Public Corporation General Manager of Department V of the Company	3,404 shares

		July 2005	Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2006	Senior Vice President and Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2009	Senior Vice President and Director of General Affairs Department of the Company (present post)

		June 2009	Director of Nippon Telegraph and Telephone East Corporation (present post)

11.	Takashi Imai (December 23, 1929)	April 1952 July 1995	Joined Fuji Steel Corporation Auditor of Nippon Life Insurance Company (present post)	400 shares

		April 1998	Representative Director and Chairman of Nippon Steel Corporation

		May 1998	Chairman of Japan Federation of Economic Organizations (retired on May 28, 2002)

		July 1999	Director of the Company (present post)

		June 2002	Director of Japan Securities Finance Co., Ltd. (present post)

		April 2003	Senior Vice President, Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

		June 2003	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

		June 2007	Director of Nippon Television Network Corporation (present post)

		June 2008	Senior Advisor, Honorary Chairman of Nippon Steel Corporation (present post)

12.	Yotaro Kobayashi (April 25, 1933)	October 1958 September 1963	Joined Fuji Photo Film Co., Ltd. Joined Fuji Xerox Co., Ltd.	700 shares

		January 1992	Representative Director and Chairman of Fuji Xerox Co., Ltd.

		April 1999	Representative Organizer, Japan Association of Corporate Executives (retired on April 25, 2003)

		July 1999	Director of the Company (present post)

		June 2003	Director of Sony Corporation (present post)

		June 2004	Director and Chairman of Fuji Xerox Co., Ltd.

		April 2006	Chief Corporate Advisor of Fuji Xerox Co., Ltd. (retired on March 31, 2009)

Note:	1.	Both Messrs. Takashi Imai and Yotaro Kobayashi are candidates for outside directors. They were chosen as candidates due to their extensive managerial experience and their excellent character and judgment. NTT expects that they will reinforce management oversight functions and provide a broad range of managerial perspectives.

	2.	Both candidates for outside directors have been outside directors of the company for eleven years.

	3.	Mr. Takashi Imai is an outside corporate auditor for Nippon Life Insurance Company, which on July 26, 2006 and July 3, 2008, received a business improvement order from the Financial Services Agency pursuant to Article 132, Paragraph 1 of the Insurance Business Act. The order was issued in response to misconduct identified in the company’s internal structures for insurance benefit payment systems and for management oversight. Through his duties as a corporate auditor, Mr. Imai audited the business operations of the company from the perspective of ensuring compliance with laws and regulations. When the above-mentioned matters arose, Mr. Imai performed his auditing duties by, among other things, confirming at board of corporate auditor meetings and other venues that improvement measures were being implemented.
Mr. Imai is also an outside director for Japan Securities Finance Co., Ltd. On December 14, 2007, this company received a business improvement order from the Financial Services Agency to improve its compliance practices by strengthening its internal auditing operations. The order cited improper handling of bidding procedures for stock lending transactions. At board of directors meetings, Mr. Imai made statements based on his wealth of experience and expertise relating to management issues, emphasizing the importance of complying with laws and regulations. Further, after the discovery of unfair adjustments in the bidding process that were the subject of the above-mentioned order for improvement of operations, in addition to recommending to the executive directors a thorough investigation of the facts as well as effective improvement measures, he oversaw the execution of these tasks, and performed his responsibilities in order to prevent a recurrence.
Mr. Imai is also an outside director for Nippon Television Network Corporation. In November 2008, this company aired “Shinso Hodo! Bankisha,” a broadcast which included inaccurate information based on factual errors. In March 2009, the company apologized to the parties concerned, and aired a correction statement pursuant to the Broadcast Act. Further, in July 2009, Nippon Television Network Corporation received an admonishment from the BPO Broadcasting Ethics Verification Committee and, in August 2009, aired a featured segment on the company’s internal investigation in the aforementioned program, as well as a separate program to report on the company’s internal investigation and the results of that investigation, and published a final report of the results of the company’s internal investigation on the company’s website. Through his duties as an outside director, Mr. Imai oversaw Nippon Television Network Corporation’s business affairs from the perspective of improving broadcasting ethics. Further, although he was not involved with the program in question, after the matter arose, Mr. Imai performed his responsibilities by making recommendations during deliberations at board of director meetings in order to prevent a recurrence.

	4.	In order for the candidates for outside directors to fully perform their expected roles as outside directors, pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Law, NTT concluded agreements with both candidates limiting their liability for compensation for damages pursuant to Article 423, Paragraph 1 of that law. The maximum amount of liability for compensation for damages pursuant to such agreements is the minimum liability amount stipulated in Article 425, Paragraph 1 of the Corporation Law. If the appointments of both Messrs. Imai and Kobayashi are approved, NTT plans to maintain these agreements with them.

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2010)

(billions of yen)
ASSETS
FIXED ASSETS	3,229.2
Fixed assets – telecommunications business	2,959.0
Property, plant and equipment	2,855.5
Machinery and equipment	536.6
Local line facilities	807.6
Engineering facilities	636.5
Buildings	487.8
Land	201.1
Others	185.7
Intangible fixed assets	103.4
Investments and other assets	270.2
Deferred income taxes	193.9
Others	77.7
Allowance for doubtful accounts	(1.4)
CURRENT ASSETS	510.9
Cash and bank deposits	138.1
Accounts receivable, trade	293.9
Supplies	35.4
Others	46.0
Allowance for doubtful accounts	(2.7)

Total assets	3,740.2

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	1,067.7
Long-term borrowings from parent company	758.7
Liability for employees’ retirement benefits	280.6
Others	28.3
CURRENT LIABILITIES	561.2
Accounts payable, trade	95.6
Accounts payable, other	218.1
Deposit Received	105.5
Others	141.9

Total liabilities	1,629.0

SHAREHOLDERS’ EQUITY	2,111.2

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
EARNED SURPLUS	276.5
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	(0.0)
Net unrealized gains (losses) on securities	(0.0)
Total net assets	2,111.2

Total liabilities and net assets	3,740.2

CONDENSED STATEMENT OF INCOME

(from April 1, 2009 to March 31, 2010)

(billions of yen)
Telecommunications businesses
Operating revenues	1,790.3
Operating expenses	1,746.5
Operating income from telecommunications businesses	43.8
Supplementary businesses
Operating revenues	138.2
Operating expenses	134.5
Operating income from supplementary businesses	3.7
Operating income	47.6
Non-operating revenues	61.6
Non-operating expenses	37.5
Recurring profit	71.7
Special profits	9.8
Income before income taxes	81.5
Corporation, inhabitant and enterprise taxes	18.4
Deferred tax expenses (benefits)	12.5
Net income	50.5

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2010)

(billions of yen)
ASSETS
FIXED ASSETS	2,984.5
Fixed assets – telecommunications business	2,780.0
Property, plant and equipment	2,683.4
Machinery and equipment	521.0
Local line facilities	838.8
Engineering facilities	586.8
Buildings	432.4
Land	178.8
Others	125.3
Intangible fixed assets	96.6
Investments and other assets	204.5
Deferred income taxes	145.9
Others	59.0
Allowance for doubtful accounts	(0.5)
CURRENT ASSETS	472.8
Cash and bank deposits	124.0
Accounts receivable, trade	280.9
Supplies	24.1
Others	46.1
Allowance for doubtful accounts	(2.3)

Total assets	3,457.4

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	1,295.1
Long-term borrowings from parent company	966.5
Liability for employees’ retirement benefits	296.0
Others	32.6
CURRENT LIABILITIES	654.6
Current portion of long-term borrowings from parent company	151.1
Accounts payable, trade	235.7
Accounts payable, other	94.3
Others	173.4

Total liabilities	1,949.8

SHAREHOLDERS’ EQUITY	1,507.5

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
EARNED SURPLUS	25.5
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	0.0
Net unrealized gains (losses) on securities	0.0
Total net assets	1,507.6

Total liabilities and net assets	3,457.4

CONDENSED STATEMENT OF INCOME

(from April 1, 2009 to March 31, 2010)

(billions of yen)
Telecommunications businesses
Operating revenues	1,622.1
Operating expenses	1,597.9
Operating income from telecommunications businesses	24.1
Supplementary businesses
Operating revenues	158.6
Operating expenses	164.3
Operating income (losses) from supplementary businesses	(5.6)
Operating income	18.4
Non-operating revenues	51.1
Non-operating expenses	39.3
Recurring profit	30.3
Income before income taxes	30.3
Corporation, inhabitant, and enterprise taxes	1.7
Deferred tax expenses (benefits)	3.7
Net income	24.8

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2010)

(billions of yen)
ASSETS
FIXED ASSETS	885.7
Fixed assets – telecommunications business	538.7
Property, plant and equipment	456.5
Machinery and equipment	145.9
Engineering facilities	56.8
Buildings	126.1
Tools and fixtures	33.4
Land	43.2
Others	50.8
Intangible fixed assets	82.1
Investments and other assets	347.0
Investments in affiliated companies	167.8
Others	179.4
Allowance for doubtful accounts	(0.2)
CURRENT ASSETS	286.0
Cash and bank deposits	42.6
Accounts receivable, trade	192.7
Subsidiary deposits	17.4
Others	34.8
Allowance for doubtful accounts	(1.6)

Total assets	1,171.7

LIABILITIES and NET ASSETS
LONG-TERM LIABILITIES	256.1
Long-term borrowings from parent company	144.3
Others	111.7
CURRENT LIABILITIES	278.2
Current portion of long-term borrowings from parent company	44.3
Accounts payable, trade	27.2
Accounts payable, other	181.1
Others	25.4

Total liabilities	534.4

SHAREHOLDERS’ EQUITY	602.4

COMMON STOCK	211.7
ADDITIONAL PAID-IN CAPITAL	131.6
EARNED SURPLUS	259.0
UNREALIZED GAINS (LOSSES), TRANSLATION ADJUSTMENTS, AND OTHERS	34.9
Net unrealized gains (losses) on securities	35.0
Others	(0.1)
Total net assets	637.3

Total liabilities and net assets	1,171.7

CONDENSED STATEMENT OF INCOME

(from April 1, 2009 to March 31, 2010)

(billions of yen)
Telecommunications businesses
Operating revenues	908.1
Operating expenses	807.9
Operating income from telecommunications businesses	100.1
Supplementary businesses
Operating revenues	171.1
Operating expenses	173.7
Operating income (losses) from supplementary businesses	(2.6)
Operating income	97.5
Non-operating revenues	25.0
Non-operating expenses	14.0
Recurring profit	108.5
Income before income taxes	108.5
Corporation, inhabitant, and enterprise taxes	32.7
Deferred tax expenses (benefits)	15.0
Net income	60.6

2. Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility

Nippon Telegraph and Telephone East Corporation	FLET’S HIKARI Subscriber optical cable	1,242,000 subscribers 43,400 km

Nippon Telegraph and Telephone West Corporation	FLET’S HIKARI Subscriber optical cable	874,000 subscribers 11,900 km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	64.9 billion yen
Nippon Telegraph and Telephone West Corporation	60.7 billion yen
NTT Communications Corporation	17.2 billion yen

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law. The presence of outside directors is not generally mandated by the Japanese Corporation Law, however, the Japanese Corporation Law requires that at least half of NTT’s corporate auditors must qualify as outside corporate auditors, and the rules of the Japanese stock exchanges require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the Japanese stock exchanges.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice.

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

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U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

Exercising your voting rights via the Internet, etc.

(The website for voting electronically is readable in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	To exercise voting rights, please log in to the following Internet website designated by the Company: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the on-screen instructions.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Institutional investors can exercise voting rights by accessing the electronic voting platform operated by ICJ, Inc.

2.	You may place your vote via the Internet at any time until the close of business (5:30 p.m.) on Wednesday, June 23, 2010.

3.	If you place your vote multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to exercise your voting rights, such as the connection fees of internet service providers and applicable communications fees (such as call charges), will be borne by the shareholder.

•	Handling your password

1.	When you connect to the designated website for the exercise of voting rights via the Internet for the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please safeguard your password. If you enter a wrong password several times, your access to the website will be barred. When this occurs, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet access

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft® Internet Explorer (Version 5.01 Service Pack 2 or higher—when accessing the site, please ensure that the cookie setting is turned on and the pop-up block function is turned off).

A software equivalent to Adobe®Acrobat® Reader™ (Version 4.0 or higher) or Adobe®Reader® (Version 6.0 or higher) for viewing PDF files (this is required if you would like to refer to the shareholders’ meeting-related documents and matters to be resolved at the meeting).

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation, and Adobe®, Acrobat®Reader™ and Adobe®Reader® are those of Adobe Systems Incorporated in the United States and other countries.)

2.	When using a mobile phone

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.

i-mode, EZweb, Yahoo! Keitai.

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Yahoo! (Yahoo! Inc., USA), Yahoo! Keitai (SOFTBANK MOBILE Corporation).

2)	Device should have SSL communications function enabling encryption

(1)	Please contact the Securities Agent Web Support Hotline regarding compatible devices.

(2)	Even if the above requirements are satisfied, those who access the proxy-voting website through some mobile handsets (such as smart phones) may be directed to the PC-designated website.

If you have questions about the use of a personal computer or mobile for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

Our domestic institutional investors may use the electronic voting platform (known as the Tokyo Stock Exchange Platform) in order to exercise their voting rights in connection with general meeting of shareholders.

END

The Location

of the

25th Ordinary General Meeting of Shareholders

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo

Note:	1. As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.
2. You are requested to leave hand baggage in the cloakroom. We appreciate your cooperation.

This material is printed with soy ink

on paper approved by the Forest Stewardship Council.